                                                                  Rule 424(b)(3)
                                                                   No. 333-98047

                        CNL HOSPITALITY PROPERTIES, INC.

      This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 30, 2003 and the Prospectus Supplement dated January 26, 2004. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

      Information as to proposed Properties for which the Company has entered into initial commitments to acquire is presented as of February 12, 2004, and all references to commitments should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after February 12, 2004, will be reported in a subsequent Supplement.

                               RECENT DEVELOPMENTS

      On February 12, 2004, CNL Resort Acquisition Corp., a wholly owned subsidiary of the Company ("Resort Acquisition Corp"), and KKR Partners II, L.P., a Delaware limited partnership ("KKR II"), KKR 1996 Fund, L.P., a Delaware limited partnership ("1996 Fund"), Resort Associates, L.P., a Delaware limited partnership ("RA"), Golf Associates, L.P., a Delaware limited partnership ("GA") and KSL Recreation Corporation, a Delaware corporation ("KSL"), entered into an agreement (the "KSL Stock Purchase Agreement") pursuant to which the Company, through Resort Acquisition Corp, has agreed to acquire all of the outstanding capital stock of KSL and its subsidiaries, which is currently owned by KKR II, 1996 Fund, RA, GA and certain members of the management of KSL, for approximately $1.366 billion in cash (the "Consideration") and estimated closing costs of approximately $25 million. In connection with the execution of the KSL Stock Purchase Agreement, the Company posted a deposit of $75 million. Upon consummation of the transaction contemplated by the KSL Stock Purchase Agreement (the "KSL Transaction"), six of the resorts currently owned by KSL will be held by indirect wholly owned subsidiaries of the Company. Further, upon consummation of the KSL Transaction, the Company will be subject to the outstanding debt of KSL and its subsidiaries (approximately $794 million as of February 2, 2004) (the "Existing KSL Debt") and any other outstanding liabilities.

      Prior to execution of the KSL Stock Purchase Agreement, UBS Securities LLC, financial advisor to the Company, delivered its opinion to the Board of Directors of the Company on February 12, 2004 to the effect that, as of the date of its opinion and subject to various assumptions made, matters considered and limitations described in the opinion, the Consideration to be paid by the Company in the KSL Transaction is fair, from a financial point of view, to the Company. In furnishing its opinion, UBS Securities LLC did not purport that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, nor did it purport that its opinion constitutes a report or valuation within the meaning of the Securities Act of 1933.

      The Company has received a commitment to finance the KSL Transaction with a bridge loan of up to $1.86 billion (the "Bridge Loan"). The Company may use the proceeds of the Bridge Loan to repay the Existing KSL Debt simultaneously with the consummation of the KSL Transaction or the Company may only draw approximately $1.1 billion on the Bridge Loan and later refinance the Existing KSL Debt. The Company also has obtained a commitment to refinance the Existing KSL Debt (if such debt is not repaid simultaneously with the consummation of the KSL Transaction) and/or a portion of the Bridge Loan with the proceeds of permanent financing to be obtained within nine months of consummating the KSL Transaction. The remainder of the Bridge Loan is expected to be repaid out of proceeds that the Company may receive from the sale of its Common Stock through this offering and subsequent offerings.

      KSL was founded in 1992 and is headquartered in La Quinta, California, near Palm Springs. KSL owns and operates the following destination resorts to be acquired by the Company in connection with the KSL Transaction: Grand Wailea Resort & Spa on Maui in Wailea, Hawaii; La Quinta Resort and Club and its neighbor, PGA West, in La Quinta, California; Doral Golf Resort and Spa near Miami in Doral, Florida; the Arizona Biltmore Resort and Spa in Phoenix, Arizona; the Claremont Resort & Spa in Berkley, California; and Emerald Pointe Resort at Lake Lanier Islands, Georgia (the "KSL Properties").

February 13, 2004                                Prospectus dated April 30, 2003

      The KSL Properties comprise approximately 3,531 hotel rooms (including 313 managed condominium villa keys), approximately 391,000 square feet of meeting space, approximately 153,000 square feet of spa and fitness facilities, 15 golf courses, seven clubhouses, 75 tennis courts, 39 restaurants and 59 retail outlets. The 15 golf courses include designs by Nicklaus, Palmer, Norman, Weiskopf, Floyd, Pate and Dye. Three of the courses have been rated as "Top 100" golf courses by Golf Digest.

      The KSL Transaction is expected to be consummated in April 2004. As part of the KSL Transaction, the Company has the option to retain certain KSL management or certain KSL affiliates to manage some or all of the KSL Properties for a period of time after the KSL Transaction is completed. Subsequent to the completion of the KSL Transaction, the Company is expected to own interests in a total of 136 hotel properties with approximately 32,822 rooms located in 37 states. The closing of the KSL Transaction is subject to the fulfillment of certain conditions, such as customary approvals and other closing conditions. THERE CAN BE NO ASSURANCE THAT ANY OR ALL OF THE CONDITIONS WILL BE SATISFIED OR, IF SATISFIED, THAT THE KSL TRANSACTION WILL OCCUR.

      As of February 12, 2004, the Company owned interests in 130 Properties, including 24 Properties through joint ventures and two Properties under development. The Company leases Properties, and expects to continue to lease its Properties, primarily to taxable REIT subsidiaries of the Company or its joint ventures with management of the Properties performed by third-party hotel managers under affiliations with national hotel brands. Other Properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, including the two Properties under development, the Company has leased or will lease 113 to subsidiaries of the Company or its joint ventures, with management performed by third-party managers, and it has leased 17 on a triple-net basis to unaffiliated third-party operators. Upon completion of the KSL Transaction, it is contemplated that the KSL Properties will be leased to indirect subsidiaries of the Company with management performed by third-party operators.

      The Board of Directors declared distributions of $0.06458 per Share to stockholders of record on January 1 and February 1, 2004, payable by March 31, 2004. Distributions for the 12-month period ended January 31, 2004 represent a historical return of 7.75%.

                                  THE OFFERINGS

      As of February 5, 2004, the Company had received subscriptions from this offering for approximately 129 million Shares totalling approximately $1.3 billion in Gross Proceeds. As of February 5, 2004, the Company had received aggregate subscriptions for approximately 262 million Shares totalling approximately $2.6 billion in gross proceeds, including approximately 1.9 million Shares (approximately $17 million) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of February 5, 2004, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totalled approximately $3.4 billion. The Company had used approximately $1.3 billion of net offering proceeds and approximately $676 million of loan proceeds to invest in 106 hotel Properties. In addition, the Company had used approximately $452 million to invest in 24 Properties through 12 joint ventures, approximately $19 million to invest in securities of an operating partnership of a public REIT, approximately $14 million to redeem approximately 1.5 million Shares of Common Stock, approximately $466 million to pay down the various lines of credit or other notes payable and approximately $165 million to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $301 million available for investment in Properties, Mortgage Loans and other permitted investments.

                                    BUSINESS

PENDING INVESTMENTS

      On February 12, 2004, CNL Resort Acquisition Corp., a wholly owned subsidiary of the Company ("Resort Acquisition Corp"), and KKR Partners II, L.P., a Delaware limited partnership ("KKR II"), KKR 1996 Fund, L.P., a Delaware limited partnership ("1996 Fund"), Resort Associates, L.P., a Delaware limited partnership ("RA"), Golf

Associates, L.P., a Delaware limited partnership ("GA") and KSL Recreation Corporation, a Delaware corporation ("KSL"), entered into an agreement (the "KSL Stock Purchase Agreement") pursuant to which the Company, through Resort Acquisition Corp, has agreed to acquire all of the outstanding capital stock of KSL and its subsidiaries, which is currently owned by KKR II, 1996 Fund, RA, GA and certain members of the management of KSL, for approximately $1.366 billion in cash (the "Consideration") and estimated closing costs of approximately $25 million. In connection with the execution of the KSL Stock Purchase Agreement, the Company posted a deposit of $75 million. Upon consummation of the transaction contemplated by the KSL Stock Purchase Agreement (the "KSL Transaction"), six of the resorts currently owned by KSL will be held by indirect wholly owned subsidiaries of the Company. Further, upon consummation of the KSL Transaction, the Company will be subject to the outstanding debt of KSL and its subsidiaries (approximately $794 million as of February 2, 2004) (the "Existing KSL Debt") and any other outstanding liabilities.

      Prior to execution of the KSL Stock Purchase Agreement, UBS Securities LLC, financial advisor to the Company, delivered its opinion to the Board of Directors of the Company on February 12, 2004 to the effect that, as of the date of its opinion and subject to various assumptions made, matters considered and limitations described in the opinion, the Consideration to be paid by the Company in the KSL Transaction is fair, from a financial point of view, to the Company. In furnishing its opinion, UBS Securities LLC did not purport that it is an expert within the meaning of the term "expert" as used in the Securities Act of 1933, nor did it purport that its opinion constitutes a report or valuation within the meaning of the Securities Act of 1933.

      The Company has received a commitment to finance the KSL Transaction with a bridge loan of up to $1.86 billion (the "Bridge Loan"). The Company may use the proceeds of the Bridge Loan to repay the Existing KSL Debt simultaneously with the consummation of the KSL Transaction or the Company may only draw approximately $1.1 billion on the Bridge Loan and later refinance the Existing KSL Debt. The Company also has obtained a commitment to refinance the Existing KSL Debt (if such debt is not repaid simultaneously with the consummation of the KSL Transaction) and/or a portion of the Bridge Loan with the proceeds of permanent financing to be obtained within nine months of consummating the KSL Transaction. The remainder of the Bridge Loan is expected to be repaid out of proceeds that the Company may receive from the sale of its Common Stock through this offering and subsequent offerings.

      KSL was founded in 1992 and is headquartered in La Quinta, California, near Palm Springs. KSL owns and operates the following destination resorts to be acquired by the Company in connection with the KSL Transaction: Grand Wailea Resort & Spa on Maui in Wailea, Hawaii; La Quinta Resort and Club and its neighbor, PGA West, in La Quinta, California; Doral Golf Resort and Spa near Miami in Doral, Florida; the Arizona Biltmore Resort and Spa in Phoenix, Arizona; the Claremont Resort & Spa in Berkley, California; and Emerald Pointe Resort at Lake Lanier Islands, Georgia (the "KSL Properties").

      The KSL Properties comprise approximately 3,531 hotel rooms (including 313 managed condominium villa keys), approximately 391,000 square feet of meeting space, approximately 153,000 square feet of spa and fitness facilities, 15 golf courses, seven clubhouses, 75 tennis courts, 39 restaurants and 59 retail outlets. The 15 golf courses include designs by Nicklaus, Palmer, Norman, Weiskopf, Floyd, Pate and Dye. Three of the courses have been rated as "Top 100" golf courses by Golf Digest.

      The KSL Transaction is expected to be consummated in April 2004. As part of the KSL Transaction, the Company has the option to retain certain KSL management or certain KSL affiliates to manage some or all of the KSL Properties for a period of time after the KSL Transaction is completed. Subsequent to the completion of the KSL Transaction, the Company is expected to own interests in a total of 136 hotel properties with approximately 32,822 rooms located in 37 states. The closing of the KSL Transaction is subject to the fulfillment of certain conditions, such as customary approvals and other closing conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that the KSL Transaction will occur.

      Leases. Set forth below are summarized terms expected to apply to the leases for each of the six Properties. More detailed information relating to the Properties and their related leases will be provided at such time, if any, as such Properties are acquired.

                                               Lease Term or
                                            Expiration Date and              Minimum Annual
               Property                       Renewal Options                     Rent                    Percentage Rent
               --------                       ---------------                     ----                    ---------------
Grand Wailea Resort Hotel & Spa (1)       Five years; five          The greater of a minimum amount     See Minimum Annual Rent
Wailea, HI on the island of Maui          five-year renewal         to be determined at the time of
(the "Grande Wailea Resort Property")     options                   acquisition or a percentage of
Existing Hotel                                                      gross revenues of the Property
                                                                    for the applicable year,
                                                                    designed to result in a minimum
                                                                    return of approximately 9-10
                                                                    percent.

La Quinta/PGA West (1)                    Five years; five          The greater of a minimum amount     See Minimum Annual Rent
LaQuinta, CA                              five-year renewal         to be determined at the time of
(the "La Quinta Resort Property")         options                   acquisition or a percentage of
Existing Hotel                                                      gross revenues of the Property
                                                                    for the applicable year,
                                                                    designed to result in a minimum
                                                                    return of approximately 9-10
                                                                    percent.

Doral Golf Resort & Spa (1)               Five years; five          The greater of a minimum amount     See Minimum Annual Rent
Doral, FL                                 five-year renewal         to be determined at the time of
(the "Doral Resort Property")             options                   acquisition or a percentage of
Existing Hotel                                                      gross revenues of the Property
                                                                    for the applicable year,
                                                                    designed to result in a minimum
                                                                    return of approximately 9-10
                                                                    percent.

                                               Lease Term or
                                             Expiration Date and             Minimum Annual
           Property                            Renewal Options                    Rent                       Percentage Rent
           --------                            ---------------                    ----                       ---------------
Arizona Biltmore Resort & Spa (1)             Five years; five       The greater of a minimum amount     See Minimum Annual Rent
Phoenix, AZ                                   five-year renewal      to be determined at the time of
(the "Biltmore Resort Property")              options                acquisition or a percentage of
Existing hotel                                                       gross revenues of the Property
                                                                     for the applicable year,
                                                                     designed to result in a minimum
                                                                     return of approximately 9-10
                                                                     percent.

Claremont Resort & Spa (1)                    Five years; five       The greater of a minimum amount     See Minimum Annual Rent
Berkeley, California                          five-year renewal      to be determined at the time of
(the "Claremont Resort Property")             options                acquisition or a percentage of
Existing hotel                                                       gross revenues of the Property
                                                                     for the applicable year,
                                                                     designed to result in a minimum
                                                                     return of approximately 9-10
                                                                     percent.

Emerald Pointe Resort At Lake                 Five years; five       The greater of a minimum amount     See Minimum Annual Rent
Lanier Islands (1)                            five-year renewal      to be determined at the time of
Lake Lanier Islands, GA                       options                acquisition or a percentage of
(the "Lake Lanier Resort Property")                                  gross revenues of the Property
                                                                     for the applicable year,
                                                                     designed to result in a minimum
                                                                     return of approximately 9-10
                                                                     percent.

----------
FOOTNOTES:

(1) The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Company and the Property is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company's consolidated financial statements generally will report the hotels' operating revenues and expenses rather than rent contractually due under the leases with our subsidiaries.

             INDEX TO PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)
                        CNL HOSPITALITY PROPERTIES, INC.
                                AND SUBSIDIARIES

                                                                                                         Page
                                                                                                         ----
Pro Forma Consolidated Financial Information (unaudited):

       Pro Forma Consolidated Balance Sheet as of September 30, 2003                                      F-2

       Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2003        F-3

       Pro Forma Consolidated Statement of Operations for the year ended December 31, 2002                F-4

       Notes to Pro Forma Consolidated Financial Statements for the nine months ended
            September 30, 2003 and the year ended December 31, 2002                                       F-5

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

      The following Unaudited Pro Forma Consolidated Statements of Operations of CNL Hospitality Properties, Inc. and its subsidiaries (the "Company" or "CHP") for the nine months ended September 30, 2003 and the year ended December 31, 2002, and the Unaudited Pro Forma Consolidated Balance Sheet of the Company as of September 30, 2003 (together with the Unaudited Pro Forma Consolidated Statements of Operations, the "Unaudited Pro Forma Consolidated Financial Statements"), have been prepared to illustrate the estimated effect of the proposed acquisition of KSL Recreation Corporation ("KSL") (hereinafter referred to as the "KSL Transaction"), the effect of acquiring RFS Hotel Investors, Inc. ("RFS") (hereinafter referred to as the "RFS Transaction") and other recent transactions, more fully discussed below. The purchase price for the KSL Transaction has been allocated to the hotel operating assets and liabilities and between land, buildings, equipment, intangible assets and goodwill based on the historical financial statements of KSL and the initial estimates of fair value which have been performed by the Company. These allocations are preliminary and may not be indicative of the final allocations by the Company when, and if, the KSL Transaction occurs. The Company may obtain one or more third-party valuation studies as considered necessary to assist in the final allocations. A change in the final allocation from what is presented in these Unaudited Pro Forma Consolidated Financial Statements may result in an increase or decrease in depreciation and amortization expense. The Unaudited Pro Forma Consolidated Financial Statements do not reflect all of the anticipated cost savings from the KSL Transaction or the RFS Transaction or any synergies that are anticipated to result from the transactions, and there can be no assurance that any other savings or synergies will occur. The Company has not reflected any deferred tax liabilities as a result of the KSL Transaction relating to certain real estate assets due to the Company's current intentions with regards to these Properties, the expected benefits from net operating loss carry-forwards and other tax planning strategies. The Unaudited Pro Forma Consolidated Statements of Operations have been adjusted to give pro forma effect to the KSL Transaction and the RFS Transaction as if they occurred on January 1, 2002. The Unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the Company's consolidated financial statements and notes thereto included in the Prospectus dated April 30, 2003, the Supplement dated January 26, 2004 and the separate historical condensed consolidated financial information of KSL included in this Supplement.

      The Unaudited Pro Forma Consolidated Balance Sheet of the Company as of September 30, 2003, also gives effect to (i) the receipt of approximately $608 million in gross offering proceeds from the sale of approximately 60.8 million additional shares for the period October 1, 2003 through February 5, 2004 and
(ii) the application of such funds to (a) pay offering expenses, acquisition fees and miscellaneous acquisition expenses, (b) purchase interests in four Properties, of which three were acquired through joint ventures, and (c) invest in convertible preferred partnership units of Hersha Hospitality Limited Partnership, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2003 has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on September 30, 2003. These adjustments have been included in the column entitled "Other Pro Forma Adjustments" on the accompanying Unaudited Pro Forma Consolidated Balance Sheet.

      The Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, also includes the historical operating results of the KSL Transaction, the RFS Transaction, the other Properties acquired and the yield on the convertible preferred partnership units described in (ii)(c) above, as well as the historical operating results of the Properties acquired by the Company prior to September 30, 2003 from the date of their acquisitions plus operating results from (A) the later of (1) the date the property became operational or (2) January 1, 2002, to (B) the earlier of (1) the dates the Properties were acquired by the Company or (2) the end of the pro forma period presented (the "Pro Forma Period"). These adjustments have been included in the column entitled "Other Pro Forma Adjustments" on the accompanying Unaudited Pro Forma Consolidated Statements of Operations.

      This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or conditions if the various events and transactions reflected therein had occurred on the dates, or been in effect during the periods, indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 2003
                      (in thousands, except per share data)

                                                            Historical        RFS             Historical
                                                                CHP       Transaction             KSL           KSL
                                                           September 30,  Adjustments         October 31,   Transaction
                                                               2003           (a)                2003       Adjustments
                                                            -----------   -----------         -----------   -----------
Hotel properties, net of depreciation                       $ 1,980,135   $        --         $   909,247   $ 1,088,991     (h)
Investments in unconsolidated subsidiaries                      344,006            --                  --            --
Investments                                                      19,000            --                  --            --
Real estate and other assets held for sale, net                  36,796            --              68,306       (68,306)    (h)

Cash and cash equivalents                                        33,524        64,000    (a)      146,729      (336,729)    (h)(i)
Restricted cash                                                  40,100            --              55,372         9,483     (h)(i)
Receivables                                                      26,540            --              22,687            --
Due from related parties                                          5,300            --               1,930            --
Prepaid expenses and other assets                                39,215            --              52,798       (77,036)    (l)
Loan costs, net of amortization                                  10,373            --              12,124        13,500     (i)
Intangible assets, net                                               --            --             146,014       150,679     (h)
Goodwill                                                             --            --             120,125       120,779     (h)
Deferred income taxes                                            26,575            --               9,442            --
                                                            -----------   -----------         -----------   -----------
                                                            $ 2,561,564   $    64,000         $ 1,544,774   $   901,361
                                                            ===========   ===========         ===========   ===========
Mortgages payable and accrued interest                      $   574,342   $   165,000    (a)   $   794,000  $   997,138     (k)
Other notes payable                                             225,237      (101,000)   (a)           --            --
Line of credit                                                   96,994            --                  --            --
Obligations under capital leases                                     --            --              40,393        (1,527)    (h)
Other liabilities                                                 9,648            --              12,594            --
Accounts payable and accrued expenses                            48,242            --              81,530       (21,645)    (h)
Due to related parties                                            2,072            --                  --            --
Distributions payable                                                --            --             159,251      (159,251)    (h)
Deferred income taxes                                                --            --              34,495        34,495
Security and other deposits                                      12,166            --             212,121            --
                                                            -----------   -----------         -----------   -----------
    Total liabilities                                           968,701        64,000           1,334,384       814,715
                                                            -----------   -----------         -----------   -----------
Commitments and contingencies                                        --            --                  --            --
Stockholders' equity Preferred stock, without par value
    Authorized and unissued 3,000 shares                             --            --                  --            --
Excess shares. $.01 par value per share
    Authorized and unissued 63,000 shares                            --            --                  --            --
Common stock $.01 par value per share
    authorized 450,000 shares; issued 237,144;
    outstanding 260,419 shares, as adjusted                       2,000            --                   5           327     (j)
Capital in excess of par value                                1,781,203            --             213,863        82,841     (j)
Accumulated distributions in excess
    in excess of net earnings                                  (184,819)           --                  --            --
Accumulated other comprehensive
    loss                                                         (4,008)           --              (3,478)        3,478     (j)
Minority interests                                               (1,513)           --                  --            --
                                                            -----------   -----------         -----------   -----------
    Total stockholders' equity                                1,592,863            --             210,390        86,646
                                                            -----------   -----------         -----------   -----------
                                                            $ 2,561,564   $    64,000         $ 1,544,774   $   901,361
                                                            ===========   ===========         ===========   ===========

                                                                                                     Consolidated
                                                             Pro Forma       Other                    Pro Forma
                                                            CHP-RFS/KSL    Pro Forma                 September 30,
                                                           Consolidated   Adjustments                    2003
                                                            -----------   -----------                -----------
Hotel properties, net of depreciation                        $ 3,978,373   $  625,860     (b)         $ 4,604,233
Investments in unconsolidated subsidiaries                      344,006       (23,481)    (c)             320,525
Investments                                                      19,000         6,000     (d)              25,000
Real estate and other assets held for sale, net                  36,796            --                      36,796
                                                                                          (b,c,d,
Cash and cash equivalents                                       (92,476)      128,412     e,f,g)           35,936
Restricted cash                                                 104,955           --                      104,955
Receivables                                                      49,227            --                      49,227
Due from related parties                                          7,230            --                       7,230
Prepaid expenses and other assets                                14,977         7,359     (b,f)            22,336
Loan costs, net of amortization                                  35,997           --                       35,997
Intangible assets, net                                          296,693        83,000     (b)             379,693
Goodwill                                                        240,904                                   240,904
Deferred income taxes                                            36,017            --                      36,017
                                                            -----------   -----------                 -----------
                                                            $ 5,071,699   $   827,150                 $ 5,898,849
                                                            ===========   ===========                 ===========
Mortgages payable and accrued interest                      $ 2,530,480   $   430,944     (b,e)       $ 2,961,424
Other notes payable                                             124,237            --                     124,237
Line of credit                                                   96,994            --                      96,994
Obligations under capital leases                                 38,866                                    38,866
Other liabilities                                                22,242            --                      22,242
Accounts payable and accrued expenses                           108,127            --                     108,127
Due to related parties                                            2,072            --                       2,072
Distributions payable                                                --            --                          --
Deferred income taxes                                            34,495                                    34,495
Security and other deposits                                     224,287            --                     224,287
                                                            -----------   -----------                 -----------
    Total liabilities                                         3,181,800       430,944                   3,612,744
                                                            -----------   -----------                 -----------
Commitments and contingencies                                        --            --                          --
Stockholders' equity Preferred stock, without par value
    Authorized and unissued 3,000 shares                             --            --                          --
Excess shares. $.01 par value per share
    Authorized and unissued 63,000 shares                            --            --                          --
Common stock $.01 par value per share
    authorized 450,000 shares; issued 237,144;
    outstanding 260,419 shares, as adjusted                       2,332           358     (f)               2,690
Capital in excess of par value                                2,077,907       329,207     (f)           2,407,114
Accumulated distributions in excess
    in excess of net earnings                                  (184,819)           --                    (184,819)
Accumulated other comprehensive
    loss                                                         (4,008)          --                       (4,008)
Minority interests                                               (1,513)       66,641     (b,g)            65,128
                                                            -----------   -----------                 -----------
    Total stockholders' equity                                1,889,899       396,206                   2,286,105
                                                            -----------   -----------                 -----------
                                                            $ 5,071,699   $   827,150                 $ 5,898,849
                                                            ===========   ===========                 ===========

See accompanying notes to unaudited pro forma consolidated financial statements.

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003
                     (in thousands, except per share data)

                                                              Historical                       Historical
                                                Historical       RFS                            KSL Nine
                                                   CHP        Pre-Merger     RFS              Months Ended     KSL
                                               September 30,   July 10,   Transaction           October     Transaction
                                                   2003        2003 (1)   Adjustments         31, 2003 (1)  Adjustments
                                                 ---------    ---------    ---------            ---------    ---------
Revenues:
Hotel revenue                                    $ 168,019    $  90,025    $      --            $ 348,246    $      --
Rental income                                       25,078        1,519           --                   --           --
FF&E reserve income                                  2,583           --           --                   --           --
Interest and other income                           17,169          214           --                1,792           --
                                                 ---------    ---------    ---------            ---------    ---------
                                                   212,849       91,758           --              350,038           --
                                                 ---------    ---------    ---------            ---------    ---------
Expenses:
Hotel expenses                                     118,923       58,237           --              229,322       10,347     (20)(22)
                                                                                                                           (24)
Interest and amortization of
    loan costs                                      25,670       14,693          766     (2)       32,324       31,943     (18)
General and administrative                           7,972       26,008      (17,232)    (5)       38,024      (25,414)    (21)
Asset management fees                                8,161           --        2,235     (4)          375        9,945     (4)
Depreciation and amortization                       34,804       16,833        8,775     (3)       44,660        9,099     (19)
                                                 ---------    ---------    ---------            ---------    ---------
                                                   195,530      115,771       (5,456)             344,705       35,920
                                                 ---------    ---------    ---------            ---------    ---------
Earnings (loss) before equity in
    earnings (loss) of unconsolidated
    subsidiaries, minority interest
    and other                                       17,319      (24,013)       5,456                5,333      (35,920)
Equity in earnings (loss) of
    unconsolidated subsidiaries                    (15,802)          --           --                   --           --
Minority interest                                     (159)          --           --                   --           --
Loss on extingiushment of debt                          --           --           --              (25,007)          --
Benefit from income taxes                               --        1,546           --                7,333       (7,333)    (23)
                                                 ---------    ---------    ---------            ---------    ---------
Income (loss) from continuing
    operations                                   $   1,358    $ (22,467)   $   5,456            $ (12,341)   $ (43,253)
                                                 =========    =========    =========            =========    =========
Earnings (loss) per share (9)
    (basic and diluted)
    Continuing operations                        $    0.01
Weighted average shares outstanding (9)
    Basic and diluted                              156,647

                                                                                     Consolidated
                                                Pro Forma        Other                Pro Forma
                                               CHP-RFS/KSL      Pro Forma            September 30,
                                               Consolidated    Adjustments              2003
                                                ---------       ---------             ---------
Revenues:
Hotel revenue                                   $ 606,290       $ 208,251    (6)      $ 814,541
Rental income                                      26,597              --                26,597
FF&E reserve income                                 2,583              --                 2,583
Interest and other income                          19,175           1,274    (14)        20,449
                                                ---------       ---------             ---------
                                                  654,645         209,525               864,170
                                                ---------       ---------             ---------
Expenses:
Hotel expenses                                    416,829         148,953    (6)        565,782

Interest and amortization of
    loan costs                                    105,396          25,335    (8)        130,731
General and administrative                         29,358              --                29,358
Asset management fees                              20,716           3,059    (4)         23,775
Depreciation and amortization                     114,171          19,964    (7)        134,135
                                                ---------       ---------             ---------
                                                  686,470         197,311               883,781
                                                ---------       ---------             ---------
Earnings (loss) before equity in
    earnings (loss) of unconsolidated
    subsidiaries, minority interest
    and other                                     (31,825)         12,214               (19,611)
Equity in earnings (loss) of
    unconsolidated subsidiaries                   (15,802)            735    (10,13)    (15,067)
Minority interest                                    (159)         (4,284)   (17)        (4,443)
Loss on extingiushment of debt                    (25,007)                              (25,007)
Benefit from income taxes                           1,546              --                 1,546
                                                ---------       ---------             ---------
Income (loss) from continuing
    operations                                  $ (71,247)      $   8,665             $ (62,582)
                                                =========       =========             =========
Earnings (loss) per share (9)
    (basic and diluted)
    Continuing operations                       $   (0.32)                            $   (0.25)
Weighted average shares outstanding (9)
    Basic and diluted                             222,900                               255,416

See accompanying notes to unaudited pro forma consolidated financial statements.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                     (in thousands, except per share data)

                                           Historical     Historical         RFS                    Historical
                                               CHP            RFS        Transaction                    KSL
                                              2002         2002 (1)      Adjustments                 2002 (1)
                                           -----------    -----------    -----------                -----------
Revenues:
Hotel revenue                               $ 101,005      $ 193,258      $      --                  $ 463,388
Rental income                                  37,341          5,229             --                         --
FF&E reserve income                             4,236             --             --                         --
Interest and other income                      13,826            411             --                      3,953
                                           -----------    -----------    -----------                -----------
                                              156,408        198,898             --                    467,341
                                           -----------    -----------    -----------                -----------

Expenses:
Hotel expenses                                 65,601        130,421             --                    306,426

Interest and amortization of
 loan costs                                    18,330         27,101          1,662      (2)            62,917
General and administrative                      5,667          4,211             --                     16,094
Asset management fees                           6,696             --          4,271      (4)               500
Depreciation and amortization                  27,876         29,812         19,124      (3)            57,964
                                           -----------    -----------    -----------                -----------
                                              124,170        191,545         25,057                    443,901
                                           -----------    -----------    -----------                -----------

Earnings (loss) before equity in
 earnings (loss) of unconsolidated
 subsidiaries, minority interest
 and other                                     32,238          7,353        (25,057)                    23,440

Gain on sale of assets                             --             --             --                     17,144

Equity in earnings (loss) of
 unconsolidated subsidiaries                  (16,164)            --             --                         --

Minority interest                                (264)           654           (654)     (15)               --

Benefit (expense) from income taxes                --          1,096             --                    (16,567)

Debt extinguishments and swap
 termination costs                                 --        (10,122)         6,900      (16)               --
                                           -----------    -----------    -----------                -----------

Income (loss) from continuing
 operations                                 $  15,810      $  (1,019)     $ (18,811)                 $  24,017
                                           ===========    ===========    ===========                ===========

Earnings per share (9)
(basic and diluted)
Continuing operations                       $    0.16

Weighted average shares outstanding (9)
 Basic and diluted                             97,874

                                               KSL                     Pro Forma        Other                   Consolidated
                                           Transaction                CHP-RFS/KSL     Pro Forma                   Pro Forma
                                           Adjustments               Consolidated    Adjustments                    2002
                                           -----------               ------------    -----------                -------------
Revenues:
Hotel revenue                                $     --                  $ 757,651      $ 312,390      (6)         $ 1,070,041
Rental income                                      --                     42,570         (5,989)     (6)              36,581
FF&E reserve income                                --                      4,236             --                        4,236
Interest and other income                          --                     18,190          2,625      (14)             20,815
                                           -----------               ------------    -----------                -------------
                                                   --                    822,647        309,026                    1,131,673
                                           -----------               ------------    -----------                -------------

Expenses:
Hotel expenses                                 13,779      (20)(22)      516,227        236,402      (6)             752,629
                                                           (24)
Interest and amortization of
 loan costs                                    42,591      (18)          152,601         41,471      (8)             194,072
General and administrative                     (1,990)     (21)           23,982             --                       23,982
Asset management fees                          13,259       (4)           24,726          7,781      (4)              32,507
Depreciation and amortization                  13,715      (19)          148,491         31,914      (7)             180,405
                                           -----------               ------------    -----------                -------------
                                               81,354                    866,027        317,568                    1,183,595
                                           -----------               ------------    -----------                -------------

Earnings (loss) before equity in
 earnings (loss) of unconsolidated
 subsidiaries, minority interest
 and other                                    (81,354)                   (43,380)        (8,542)                     (51,922)

Gain on sale of assets                             --                     17,144             --                       17,144

Equity in earnings (loss) of                                                                         (10,11
 unconsolidated subsidiaries                       --                    (16,164)         9,159      12,13)           (7,005)

Minority interest                                  --                       (264)        (1,638)     (17)             (1,902)

Benefit (expense) from income taxes            16,567      (23)            1,096             --                        1,096

Debt extinguishments and swap
 termination costs                                 --                     (3,222)            --                       (3,222)
                                           -----------               ------------    -----------                -------------

Income (loss) from continuing
 operations                                  $(64,787)                 $ (44,790)     $  (1,021)                 $   (45,811)
                                           ===========               ============    ===========                =============

Earnings per share (9)
(basic and diluted)
Continuing operations                                                  $   (0.27)                                $     (0.22)

Weighted average shares outstanding (9)
 Basic and diluted                                                       164,127                                     207,372

See accompanying notes to unaudited pro forma consolidated financial statements.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002


Unaudited Pro Forma Consolidated Balance Sheet:

(a) The Unaudited Pro Forma Consolidated Balance Sheet does not include proforma adjustments for the RFS Transaction except for certain adjustments relating to additional debt which was obtained in December 2003 (the RFS Transaction occurred on July 10, 2003, and therefore, it is included in the historical accounts of the Company as of September 30,
      2003).

      The RFS Transaction was initially financed with a portion of the proceeds from a bridge loan. The bridge loan was refinanced in December 2003 with permanent financing of $165 million. Of this amount, approximately $101 million was used to repay the bridge loan and approximately $64 million was available to the Company for other acquisitions.

(b) Represents the use of cash and cash equivalents to reflect the December 2003 purchases of one wholly owned Property and three Properties owned through two consolidated joint ventures. The Properties were acquired for an aggregate purchase price of approximately $708.9 million (which included closing costs of approximately $4.3 million, acquisition costs and fees of approximately $8.8 million, which had been recorded as other assets as of September 30, 2003, and have been reclassified to hotel properties, and debt acquisition fees of approximately $14.3 million). Total cash paid is shown net of approximately $430.9 million, which represents mortgages on the Properties that were obtained or are expected to be obtained by the Company. Total cash paid is also shown net of approximately $66.6 million, which represents third party minority interests in the consolidated joint ventures. The following is a summary of these acquisitions, three of which are owned by consolidated joint ventures (in thousands):

                                                                                         Estimated
                                                                                      Costs and Fees
                                                                                       Allocated to
                                        Ownership Interest       Purchase Price         Investments            Total
                                        ------------------       --------------       --------------       -------------
      Montreal Property                        100%                  $  51,498             $  4,658           $  56,156
      Torrey Pines Property                     75%                    110,000                5,355             115,355
      Capital Hilton Property                   75%                    102,000                5,063             107,063
      Del Coronado Property*                    70%                    418,000               12,286             430,286
                                                                 --------------       --------------       -------------
               Total                                                 $ 681,498             $ 27,362           $ 708,860
                                                                 ==============       ==============       =============

        * The Del Coronado Property purchase price was allocated in the following manner:

                                                                   Allocation of
                                                                  Purchase Price
                                                                  --------------
                          Land                                        $  70,800
                          Building                                      231,176
                          Equipment                                      33,024
                          Intangible assets (indefinite lives)           83,000
                                                                  --------------
                                   Total                              $ 418,000
                                                                  ==============

(c) Represents a distribution to the Company from an existing joint venture that has a commitment to obtain permanent financing on its Property.

(d) Represents the Company's commitment to invest up to an additional $6.0 million in convertible preferred partnership units of Hersha Hospitality Limited Partnership.

(e) Represents aggregate permanent financing of $430.9 million obtained or to be obtained on the four Properties acquired, as discussed in Note (b).

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

(f) Represents gross proceeds of approximately $358.2 million from the sale of approximately 35.8 million shares and the payment of approximately $16.1 million for related acquisition fees (4.5% of gross proceeds) which are reflected as other assets, selling commissions of approximately $26.9 million (7.5% of gross proceeds) and marketing support fees of approximately $1.8 million (0.5% of proceeds) which have been netted against stockholders' equity.

(g) Represents approximately $66.6 million paid by the minority interest for their interests in the consolidated joint ventures.

(h) The estimated cash to be paid in connection with the proposed KSL Transaction and preliminary adjustments to the historical book value of KSL as a results of the KSL Transaction are as follows as of September 30, 2003 (in thousands):

      Historical book value of KSL net assets acquired                                             $   210,390
       Adjustments to net assets:
       Reduction for excluded current assets:
        Cash and cash equivalents                                                                     (146,729)
        Restricted cash                                                                                (36,517)
        Income tax receivable                                                                          (13,733)
        Deposit for potential acquisition                                                               (5,250)
        Current assets of discontinued operations held for sale                                        (12,626)
       Increase for excluded current liabilities:

        Current portion of obligations under capital leases                                              1,527
        Dividends payable                                                                              159,251
        Accrued dividend rights payable                                                                 21,645
        Current liabilities of discontinued operations held for sale                                    13,534
       Removal of remaining net assets of discontinued operations held for sale                        (69,214)
                                                                                                   -----------
       Adjusted net assets acquired                                                                $   122,278
                                                                                                   ===========

       Cash consideration for KSL Transaction including transaction costs of $11,500, debt acquisition fees of $48,000 and reduction for estimated true-up for minimum
       working capital in accordance with stock purchase agreement                                 $ 1,409,739
       Less: Adjusted net assets acquired                                                             (122,278)
                                                                                                   -----------
       Net purchase price in excess of net assets acquired                                         $ 1,287,461
                                                                                                   ===========

       Increase in hotel properties, intangible assets and goodwill                                $ 1,287,461
       Allocation of acquisition fees to hotel properties, intangible assets and goodwill from
       other assets                                                                                     72,988
                                                                                                   -----------
       Total                                                                                       $ 1,360,449
                                                                                                   ===========

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

      The following is a summary of the estimated purchase price allocation. See Note (19) for additional information related to the allocations between land, buildings, equipment, intangible assets and goodwill(in thousands):

      Historical KSL book value of hotel Properties, intangibles and goodwill       $1,175,386
       Estimated step-up in basis                                                    1,360,449
                                                                                    ----------
       Total                                                                         2,535,835
                                                                                    ==========

       Summary purchase price allocation:
       Hotel Properties                                                              1,998,238
       Intangible assets                                                               296,693
       Goodwill                                                                        240,904
                                                                                    ----------
       Total                                                                        $2,535,835
                                                                                    ==========

(i) Reflects estimated sources and uses of funds for the KSL Transaction, assuming the transaction occurred on September 30, 2003 (in thousands):

      Sources of funds:
       Gross proceeds from current offering                                                          $   331,884
       Less: Estimated stock issuance costs                                                              (34,848)
       Less: Estimated acquisition fees (recorded as other assets)                                       (14,935)
       Existing cash                                                                                     220,000
       Expected permanent financing / Bridge Loan borrowings                                             997,138
                                                                                                     -----------
       Total sources of funds                                                                        $ 1,499,239
                                                                                                     ===========

      Uses of funds:
       Cash consideration for KSL Transaction                                                        $ 1,366,000
       Estimated transaction and closing costs                                                            11,500
       Funding of capital expenditure reserve                                                             36,000
       Funding of FF&E reserve                                                                            10,000
       Working capital needs                                                                              20,000
       Estimated true-up for minimum working capital in accordance with stock purchase agreement         (15,761)
       Contingency reserve                                                                                10,000
       Estimated loan costs                                                                               13,500
       Payment of debt acquisition fees                                                                   48,000
                                                                                                     -----------
       Total uses of funds                                                                           $ 1,499,239
                                                                                                     ===========

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

(j) Represents estimated adjustments to stockholders' equity as a result of the KSL Transaction (in thousands):

      Common Stock:
       Elimination of KSL's common stock                                                        $      (5)
       Assumed sale of the Company's common stock in connection with the KSL Transaction              332
                                                                                                ---------
       Total                                                                                    $     327
                                                                                                =========

      Capital in Excess of Par Value:
       Elimination of KSL's capital in excess of par value                                      $(213,863)
       Payment of stock issuance costs from the assumed sale of the Company's common stock        (34,848)
       Assumed sale of the Company's common stock in connection with the KSL Transaction          331,552
                                                                                                ---------
       Total                                                                                    $  82,841
                                                                                                =========

      Accumulated other comprehensive loss:
       Elimination of accumulated other comprehensive loss                                      $   3,478
                                                                                                ---------
       Total                                                                                    $   3,478
                                                                                                =========

(k) In connection with the KSL Transaction the Company has commitments to obtain permanent financing/Bridge Loan financing of up to approximately $1.9 billion. Of this amount, the Company estimates that it will need approximately $1.0 billion to complete the transaction.

(l) Reflects additional acquisition fees from the sale of the Company's common stock and the allocation of such acquisition fees to hotel properties. These fees are capitalized and amortized over 36 years, the estimated weighted average useful life of the Company's hotel properties. The following table summarizes these adjustments (in thousands):

      Adjustments to prepaid expenses and other assets:
       Increase due to acquisition fees on the sale of the
        Company's stock for the KSL Transaction                           $ 14,935
       Acquisition fees allocated to hotel properties                      (72,988)
       Removal of income tax receivable (excluded asset)                   (13,733)
       Removal of deposit for potential acquisition (excluded asset)        (5,250)
                                                                          --------
         Total change in prepaid expenses and other assets                $(77,036)
                                                                          ========

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002


Unaudited Pro Forma Consolidated Statements of Operations:

(1) The Unaudited Pro Forma Consolidated Statements of Operations assume that the KSL Transaction and the RFS Transaction occurred on January 1, 2002. For purposes of the Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, the Company's historical Statements of Operations for the nine months ended September 30, 2003 and the year ended December 31, 2002 were combined with RFS's historical Statement of Operations for the period from January 1, 2003 to July 10, 2003 (on July 10, 2003 the RFS Transaction occurred) and with RFS's historical Statement of Operations for the year ended December 31, 2002, respectively. For purposes of the Unaudited Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, the Company's historical Statements of Operations for the nine months ended September 30 2003 and the year ended December 31, 2002 were combined with KSL's historical Statement of Operations for the nine months ended October 31, 2003 and with KSL's historical Statement of Operations for the year ended October 31, 2002, respectively.

(2) Reflects additional interest and loan cost amortization expense as a result of the Company's acquisition of $165.0 million in new permanent financing, including estimated debt acquisition costs. This is offset by a reduction resulting from the repayment of a loan facility of approximately $7.0 million (approximately $8.5 million average outstanding during the period from January 1, 2003 to July 10, 2003) and the repayment of secured notes of approximately $41.8 million. The following is a summary of the interest expense adjustment calculation for the year ended December 31, 2002 (in thousands):

                                                                                                               Estimated
                                                                                                Estimated       Annual
                                                                                 Balance          Rate         Interest
                                                                                ---------       ---------      ---------
      Additional interest and loan cost amortization as a result of RFS
       Transaction:
       Acquisition of permanent financing                                       $ 165,000          3.82%        $ 6,303
       Estimated annual loan cost amortization
        ($6,212 for 3 years)                                                                                      2,071
                                                                                                               --------
       Total estimated additional expenses                                                                        8,374
                                                                                                               --------

      Reduction in interest and loan cost amortization as a result of and repayment:
       Loan facility                                                                6,950          3.32%            231
       Repayment of secured notes                                                  41,770          9.75%          4,073
       Estimated annual loan cost amortization ($7,225 for 3 years)                                               2,408
                                                                                                               --------
       Total estimated expense reduction                                                                          6,712
                                                                                                               --------

      Net increase in interest and loan cost amortization
       under new debt structure                                                                                 $ 1,662
                                                                                                               ========

      In the event that interest rates on floating rate debt increase by one-eighth of one percent, the pro forma adjustment for interest expense would increase by approximately $0.2 million.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                                DECEMBER 31, 2002

      The following is a summary of the interest expense adjustment calculation for the nine months ended September 30, 2003 (in thousands) *:

                                                                                                Estimated      Estimated
                                                                                 Balance          Rate         Interest
                                                                                ---------       ---------      ---------
      Additional interest and loan cost amortization as a result of RFS
       Transaction:
       Acquisition of permanent financing                                       $ 165,000          3.82%        $ 3,298
       Loan cost amortization
        (including debt acquisition fees) ($6,212 for 3 years)                                                    1,553
                                                                                                               --------
       Total estimated additional expenses                                                                        4,851
                                                                                                               --------

      Reduction in interest and loan cost amortization as a result of repayment:
       Loan facility                                                                8,500          3.32%            148
       Repayment of secured notes                                                  41,770          9.75%          2,131
       Loan cost amortization ($7,225 for 3 years)                                                                1,806
                                                                                                               --------
       Total estimated expense reduction                                                                          4,085
                                                                                                               --------

      Net increase in interest and loan cost amortization
       under new debt structure                                                                                 $   766
                                                                                                               ========


        * A portion of the new financing was outstanding from July 10, 2003 to September 30, 2003 in the form of a bridge loan. Accordingly, interest expense from the bridge loan is included in the historical results of operation of the Company. A portion of the new permanent financing was used to repay the bridge loan and, therefore, the pro forma adjustment to interest expense only includes the incremental increase in interest.

      In the event that interest rates on floating rate debt increase by one-eighth of one percent, the pro forma adjustment for interest expense would increase by less than $0.1 million.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

(3) Adjustments for estimated pro forma depreciation and amortization of real estate assets are based on the adjusted basis of hotel Property assets and their estimated fair values and the effect of the adjustment to reflect the Company's basis for calculating depreciation. The increase in the historical cost basis of hotel Properties acquired by the Company through the RFS Transaction was approximately $118.5 million for the year ended December 31, 2002 and at the time of closing. The following table summarizes the adjustments to depreciation and amortization of real estate assets (in thousands):

      Assigned value of Hotel Properties after application of
        purchase accounting                                        $ 711,809
                                                                   =========

      Estimated allocation between land, buildings and
        equipment:
      Land                                                         $  71,181          10%
      Buildings                                                      533,857          75%
      Equipment                                                      106,771          15%
                                                                   ---------
       Total                                                       $ 711,809         100%
                                                                   =========

                                                                                      Period from
                                                                For the Year           January 1,
                                                                   Ended                2003 to
                                                                December 31,            July 9,
                                                                    2002                 2003
                                                                ------------          -----------
      Annual estimated depreciation expense
      Buildings (40 years)                                        $  13,346              $  6,984
      Equipment (3 years)                                            35,590                18,624
                                                                ------------          -----------
        Total estimated depreciation expense                         48,936                25,608

      Less historical RFS depreciation expense                      (29,812)              (16,833)

                                                                ------------          -----------
      Estimated adjustment to depreciation expense                $  19,124              $  8,775
                                                                ============          ===========

(4) Represents increase in asset management fees relating to the Properties acquired by the Company as a result of the pro forma transactions. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value, as defined in the Company's prospectus. These fees are paid by the Company to its Advisor on a monthly basis. The KSL Transaction adjustments also include the removal of management fees of $0.5 million and approximately $0.4 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which were paid to an affiliate of KSL because these amounts have been replaced by the Company's asset management fees paid to its Advisor.

(5) Represents severance and termination costs of approximately $17.2 million (including approximately $11.6 million in severance costs, approximately $4.5 million in advisory fees and approximately $1.1 million in other miscellaneous fees) in connection with the RFS Transaction. These amounts have been excluded as they are directly related to the RFS transaction but are not relevant to ongoing operations.

(6) For the year ended December 31, 2002, the amount represents adjustments to rental income from operating leases, hotel operating revenues and hotel operating expenses for other Properties acquired and leased to taxable REIT subsidiaries of the Company as of February 5, 2004 (the "Pro Forma Leased Properties") and the assumption of existing leases from third parties by taxable REIT subsidiaries of the Company (the "Pro Forma Operating Properties") which results in hotel operating revenues of approximately $312.4 million offset by hotel operating expenses of approximately $236.4 million and assumes the elimination of approximately $6.0 million in rental income from operating leases.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

      For the nine months ended September 30, 2003, the amount represents adjustments to hotel operating revenues and hotel operating expenses for Properties acquired by the Company as of February 5, 2004, which results in hotel operating revenues of approximately $208.3 million offset by hotel operating expenses of approximately $149.0 million.

      The following presents the actual date the other Pro Forma Leased Properties were acquired or placed in service by the Company as compared to the date the other Pro Forma Leased Properties were treated as becoming operational for purposes of the Pro Forma Consolidated Statement of Operations (in thousands).

                                                                            Date the Property
                                                                            Became Operational
                                                                                 For Pro
                                                       Date Acquired           Forma Leased          Purchase
                                                       by the Company            Purposes             Price
                                                     ------------------     ------------------       --------
      Marriott Bridgewater, NJ                       September 14, 2002        April 2, 2002         $ 61,500
      Hampton Inn Houston, TX                        September 4, 2002        January 1, 2002          14,300
      Courtyard Newark, CA                            October 25, 2002         August 1, 2002          25,500
      Residence Inn Newark, CA                       November 15, 2002        November 1, 2002         27,300
      SpringHill Suites in Plymouth Meeting, PA       January 18, 2002        January 1, 2002          27,000
      SpringHill Suites in Manhattan Beach, CA        January 18, 2002        January 1, 2002          20,000
      TownePlace Suites in Manhattan Beach, CA        January 18, 2002        January 1, 2002          15,000
      Courtyard in Basking Ridge, NJ                   March 1, 2002          January 1, 2002          35,750
      Hyatt Regency Coral Gables Miami, FL           February 20, 2003        January 1, 2002          36,000
      JW Marriott New Orleans, LA                      April 21, 2003         January 1, 2002          92,500
      Seattle Waterfront Marriott Seattle, WA*          May 23, 2003           April 21, 2003          88,900
      Marriott Plano, TX                              August 15, 2003         January 1, 2002          55,550
      Marriott BWI Baltimore, MD                      August 29, 2003         January 1, 2003          69,000
      Courtyard Arlington, VA                         August 29, 2003         January 1, 2003          35,000
      Wyndham in Montreal, Canada                    December 15, 2003        January 1, 2002          51,498
      Torrey Pines Hilton in La Jolla, CA            December 17, 2003        January 1, 2002         110,000
      Capital Hilton in Washington, D.C              December 17, 2003        January 1, 2002         102,000
      Hotel del Coronado, Del Coronado, CA           December 18, 2003        January 1, 2002         335,000

        * The Seattle Waterfront Marriott is a newly constructed Property which opened to the public on April 21, 2003. The Property did not have operating results during the Pro Forma Period presented.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                                DECEMBER 31, 2002

      The following represents the date the other Pro Forma Operating Properties were treated as becoming operational as a TRS Property for purposes of the other Pro Forma Consolidated Statement of Operations.

                                                            Date the Property
                                                           Became Operational
                                                              For Pro Forma
                                                                Purposes
                                                           ------------------
         Courtyard in Alpharetta, GA                        January 1, 2002
         Residence Inn in Cottonwood, UT                    January 1, 2002
         TownePlace Suites in Tewksbury, MA                 January 1, 2002
         TownePlace Suites in Mt. Laurel, NJ                January 1, 2002
         TownePlace Suites in Scarborough, ME               January 1, 2002
         Courtyard in Orland Park, KS                       January 1, 2002
         SpringHill Suites in Durham, NC                    January 1, 2002
         SpringHill Suites in Centreville, VA               January 1, 2002
         SpringHill Suites in Charlotte, NC                 January 1, 2002
         Residence Inn in Gwinnett, GA                      January 1, 2002
         Residence Inn in Buckhead, GA                      January 1, 2002

(7) Represents incremental increase in depreciation expense of the building and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Leased Properties and Pro Forma Operating Properties calculated on the straight-line basis in the amount of approximately $31.9 million and $20.0 million for the year ended December 31, 2002, and the nine months ended September 30, 2003, respectively. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively.

      The following presents the amount of land, building and FF&E for each of the other pro forma Properties (in thousands):

                                                    Land        Building       FF&E
                                                   -------      --------      -------
      TownePlace Suites Manhattan Beach, CA        $ 1,748      $ 11,886      $   616
      SpringHill Suites Plymouth Meeting, PA         1,846        23,917        1,237
      SpringHill Suites Manhattan Beach, CA          2,680        16,322          998
      Courtyard Newark, CA                           1,760        20,216        3,524
      Residence Inn Newark, CA                       1,697        21,802        3,801
      Courtyard Basking Ridge, NJ                    3,628        31,987        1,885
      Marriott Bridgewater, NJ                       1,046        55,247        5,207
      Hyatt Regency Coral Gables Miami, FL           5,195        29,624        3,580
      JW Marriott New Orleans, LA*                   9,802        78,410        9,801
      Seattle Waterfront Marriott Seattle, WA       12,037        74,033        7,242
      Marriott Plano, TX*                            5,886        47,089        5,886
      Marriott BWI Baltimore, MD*                    7,060        56,484        7,061
      Courtyard Arlington, VA*                       3,581        28,651        3,582
      Wyndham in Montreal, Canada*                   5,188        41,502        5,188
      Torrey Pines Hilton in La Jolla, CA*          11,131        89,045       11,131
      Capital Hilton in Washington, D.C.*           10,331        82,644       10,331
      Hotel del Coronado, Del Coronado, CA*         70,800       231,176       33,024
         * Amounts are estimated values

(8) Represents estimated interest incurred on new debt or debt currently being placed (other than for the RFS and KSL Transactions) for existing and acquired Properties for the period from when the Properties or loans were acquired at the beginning of the Pro Forma by the Company through the end of the Pro Forma Period at a weighted average interest rate of approximately 6.5 percent.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

(9) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year and nine months ended December 31, 2002 and September 30, 2003. As a result of receipt of gross proceeds from the sale of shares, through February 5, 2004, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares as if the proceeds were available in connection with the acquisition of the pro forma Properties and other investments described in Notes above.

(10) Represents adjustments to equity in earnings/loss of the Hilton 2 Partnership, an unconsolidated subsidiary formed in December 2002 in which the Company owns a 75% interest, for the Pro Forma Period. The following information represents historical information for the year ended December 31, 2002 and for the period from January 1, 2003 through the date of acquisition (in thousands):

                                               December 31,       September 30,
                                                  2002                2003
                                               ------------       -------------
             Revenues:
             Hotel revenues                        $138,105            $ 7,714

             Expenses:
             Hotel expense                          101,619              5,292
             Depreciation                            13,495                911
             Interest                                13,419              1,875
                                               ------------       -------------

             Net income (loss)                        9,572               (364)

             Ownership percentage                     75.00%             75.00%
                                               ------------       -------------
             Equity in earnings (loss)             $  7,179            $  (273)
                                               ============       =============

(11) Represents an adjustment to equity in loss of the Interstate Joint Venture, an unconsolidated subsidiary in which the Company owns an 85% interest, for the Pro Forma Period. The following information represents historical information for the Hampton Inn in Houston for the period from January 1, 2002 through the date of acquisition in September 2002 (in thousands):

             Revenues:
             Hotel revenues                             $ 3,419

             Expenses:
             Hotel expense                                2,798
             Depreciation                                   332
             Interest                                       484
                                                        -------
             Net loss                                      (195)

             Ownership percentage                         85.00%
                                                        -------
             Equity in loss                             $  (166)
                                                        =======

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

(12) Represents an adjustment to equity in loss of the San Francisco Joint Venture, an unconsolidated subsidiary formed in September 2002 in which the Company owned a 50% interest, for the Pro Forma Period. The following information represents historical information for the period from January 1, 2002 through the date of acquisition (in thousands):

             Revenues:
             Hotel revenues                             $ 5,938

             Expenses:
             Hotel expense                                3,995
             Depreciation                                 1,289
             Interest                                     1,797
                                                        -------

             Net loss                                    (1,143)

             Ownership percentage                         50.00%
                                                        -------
             Equity in loss                             $  (572)
                                                        =======

(13) Represents adjustments to equity in earnings of the Hyatt Dearborn Joint Venture, an unconsolidated subsidiary formed in August 2003 in which the Company owns an 85% interest during the Pro Forma Period. The following information represents historical information for the Hyatt Dearborn Joint Venture for the year ended December 31, 2002 and for the period from January 1, 2003 through the date of acquisition (in thousands):

                                               December 31,       September 30,
                                                  2002                2003
                                               ------------       -------------
             Revenues:
             Hotel revenues                       $35,426             $21,762

             Expenses:
             Hotel expense                         27,933              17,743
             Depreciation                           2,361               1,567
             Interest                               1,934               1,266
                                               ------------       -------------
             Net income                             3,198               1,186

             Ownership percentage                      85%                 85%
                                               ------------       -------------
             Equity in earnings                   $ 2,718             $ 1,008
                                               ============       =============

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002


(14)  For the year ended December 31, 2003, the amount represents the Company's
      10.5 percent preferred return on its expected investment of $25.0 million in convertible preferred partnership units of Hersha Hospitality Limited Partnership.

      For the nine months ended September 30, 2003, the amount represents the Company's 10.5 percent preferred return on its $19.0 million investment and assumed $6.0 million of additional investments in convertible preferred partnership units of Hersha Hospitality Limited Partnership.

(15) Represents an adjustment to reflect the impact of the acquisition of the minority interest in OP units of RFS by the Company.

(16) Represents an adjustment to conform the RFS presentation to the accounting policies of the Company, as the Company did not early adopt Statement of Financial Accounting Standards, No. 145 ("SFAS 145"), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections," as of January 1, 2002.SFAS 145 rescinds the provisions of SFAS 4 that required the loss on the extinguishments of debt of approximately $6.9 million (excludes the $3.2 million swap terminations costs) to be reported net of tax as an extraordinary item. Accordingly, the effect of these debt extinguishment costs is not reflected in the accompanying Unaudited Pro Forma Consolidated Statements of Operations since extraordinary items are generally not included for pro forma purposes.

(17) Represents the minority interest share of net earnings of the three Properties owned through two joint ventures, which were acquired during the Pro Forma Period.

(18) Reflects the estimated increase in interest and loan cost amortization expense resulting from the additional permanent financing of approximately $1.0 billion. The following is a summary of the interest and loan cost amortization expense adjustment calculated for the year ended December 31, 2002 (in thousands):

                                                                                                               Estimated
                                                                                                Estimated       Annual
                                                                                 Balance          Rate         Interest
                                                                                ---------       ---------      ---------
      Additional interest and loan cost amortization as a result of KSL
       Transaction:
       Estimated interest on new permanent financing                            $ 997,138          3.82%       $ 38,091
       Estimated annual loan cost amortization
        ($13,500 for 3 years)                                                                                     4,500
                                                                                                               ---------
       Total estimated additional expenses                                                                       42,591
                                                                                                               =========

      In the event that interest rates on floating rate debt increase by one-eighth of one percent, the pro forma adjustment for interest expense would increase by approximately $1.2 million.

                CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED
                               DECEMBER 31, 2002

      The following is a summary of the interest and loan cost amortization expense adjustment calculated for the nine months ended September 30, 2003 (in thousands):

                                                                                                Estimated      Estimated
                                                                                 Balance          Rate         Interest
                                                                                ---------       ---------      ---------
      Additional interest and loan cost amortization as a result of KSL
       Transaction:
       Estimated interest on new permanent financing                            $ 997,138          3.82%       $ 28,568
       Estimated loan cost amortization
        ($13,500 for 3 years)                                                                                     3,375
                                                                                                               ---------
       Total estimated additional expenses                                                                       31,943
                                                                                                               =========


      In the event that interest rates on floating rate debt increase by one-eighth of one percent, the pro forma adjustment for interest expense would increase by approximately $0.9 million.

(19) Adjustments for estimated pro forma depreciation and amortization of real estate assets are based on the adjusted basis of hotel property assets and liabilities. The Company has estimated these amounts, including intangible assets and goodwill based on the historical financial statements of KSL and preliminary due diligence performed by the Company. These allocations are subject to change based on continuing due diligence, appraisals, or other evidence, which may be obtained in the future to further substantiate these values.




                          - Intentionally Left Blank -

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED DECEMBER 31, 2002

The following table summarizes the estimated adjustments to depreciation and amortization of real estate assets (in thousands):

                                                                                       Value Assigned
                                                                                    To Hotel Properties,
                                                                                        Intangibles
                                                                                       and Goodwill
                                                                                    --------------------
Historical net book values of KSL hotel properties, intangible assets and goodwill  $    1,175,386
Allocation of purchase price to hotel properties, intangible assets and goodwill         1,360,449
                                                                                    --------------
Estimated assigned value of Hotel Properties, intangible asset
    and goodwill after application of purchase accounting                           $    2,535,835
                                                                                    ==============

                                                                         Purchase Price
                                                                           Allocation
                                                                         ---------------
Estimated allocation between land, buildings and equipment, intangible assets and goodwill:
Land                                                                     $       568,027     22.4%
Buildings                                                                      1,169,020     46.1%
Equipment                                                                        261,191     10.3%
Trade names with indefinite lives                                                185,116      7.3%
Golf rights (25 year life)                                                        53,253      2.1%
Membership contracts (15 year life)                                               25,358      1.0%
Lease agreements (25 year life)                                                   32,966      1.3%
Goodwill                                                                         240,904      9.5%
                                                                         ---------------
        Total                                                            $     2,535,835    100.0%
                                                                         ===============

                                                                  For the Year Ended    For the Nine Months
                                                                         Ended                 Ended
                                                                   December 31, 2002     September 30, 2003
                                                                  ------------------    -------------------
Estimated depreciation and amortization expense
Buildings (40 years)                                              $           29,226    $            21,919
Equipment (7 years)                                                           37,313                 27,985
Golf rights (25 year life)                                                     2,130                  1,598
Membership contracts (15 year life)                                            1,691                  1,268
Lease agreements (25 year life)                                                1,319                    989
                                                                  ------------------    -------------------
        Total estimated depreciation and amortization expense                 71,679                 53,759

Less historical KSL depreciation and amortization expense                    (57,964)               (44,660)
                                                                  ------------------    -------------------
Estimated adjustment to depreciation expense                      $           13,715    $             9,099
                                                                  ==================    ===================

(20) Represents estimated management fees that the Company will incur to third parties from the six Properties acquired as a result of the KSL Transaction. Management fees are estimated at 1.5 to 2.0 percent of total hotel revenues based on the underwriting analysis and due diligence performed by the Company, management's cumulative experience with the types of assets being acquired and in negotiating these types of management contracts. The adjustment for estimated management fees was approximately $8.1 million and $6.1 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

               CNL HOSPITALITY PROPERTIES, INC. AND SUBSIDIARIES
 NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND THE YEAR ENDED DECEMBER 31, 2002


(21) Includes a reduction for KSL historical corporate employee compensation expense which will not be incurred subsequent to the completion of the KSL Transaction and would not have been incurred under the Company's existing structure as a REIT subject to advisory and management agreements with third parties. These adjustments are approximately $26.6 million for the year ended December 31, 2002 and approximately $25.4 million for the nine months ended September 30, 2003.

(22) Represents the estimated incremental increase in property taxes that the Company expects to incur as a result of the KSL Transaction. The Company estimates an increase of approximately $2.8 million for the year ended December 31, 2002 and approximately $2.1 million for the nine months ended September 30, 2003.

(23) Reflects adjustments to remove the historical income tax benefit or expense recorded in the historical KSL Statement of Operations, which is not expected to be applicable to the Company under the REIT structure. The Company does not anticipate that its taxable REIT subsidiaries ("TRS") created under the KSL Transaction would have produced taxable income as a result of the completion of the KSL Transaction.

(24) Represents the estimated incremental increase in sales and use tax as a result of the TRS structure that will exist after the completion of the KSL Transaction. The Company expects to pay state and local sales and use tax on the personal property portion of the rents paid from TRS lessees to its landlord entities. Certain states also require sales and use tax to be paid based on the real estate portion of rental payments from TRS entities. These taxing authorities generally allow an exemption for properties used by hotel operators to the extent that such property is re-leased to hotel guests (the proportion of total room square footage to total hotel square footage). These adjustments total approximately $2.9 million and $2.2 million for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

                           KSL RECREATION CORPORATION
                                AND SUBSIDIARIES

                                                                                     Page
                                                                                     ----
Consolidated Financial Statements as of October 31, 2003 and 2002
and for Each of the Three Years in the Period Ended October 31, 2003
and Independent Auditors' Report

    Independent Auditors' Report                                                     F-21

    Consolidated Balance Sheets as of October 31, 2003 and 2002                      F-22

    Consolidated Statements of Operations and Comprehensive Operations for the
      years ended October 31, 2003, 2002 and 2001                                    F-24

    Consolidated Statements of Stockholders' Equity for the
      years ended October 31, 2003, 2002 and 2001                                    F-25

    Consolidated Statements of Cash Flows for the
      years ended October 31, 2003, 2002 and 2001                                    F-26

    Notes to Consolidated Financial Statements for the
      years ended October 31, 2003, 2002 and 2001                                    F-29

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
KSL Recreation Corporation

We have audited the accompanying consolidated balance sheets of KSL Recreation Corporation and subsidiaries (the "Company") as of October 31, 2003 and 2002 and the related consolidated statements of operations and comprehensive operations, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KSL Recreation Corporation and subsidiaries as of October 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective November 1, 2002. As further discussed in Notes 1 and 18 to the consolidated financial statements, the Company sold certain of its assets, net of related liabilities, comprising separate operating businesses during the year ended October 31, 2003. Accordingly, the assets and related liabilities have been classified as held for sale and the operating results of these businesses have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as discontinued operations.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets effective November 1, 2001, and its method of accounting for derivative instruments and hedging activities effective November 1, 2000.

/s/ Deloitte and Touche LLP
Los Angeles, California
February 12, 2004

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2003 AND 2002
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

ASSETS                                                                  2003         2002
CURRENT ASSETS:
  Cash and cash equivalents                                          $  146,729   $   67,303
  Restricted cash                                                        36,517       12,789
  Trade receivables, net of allowance for doubtful receivables of
    $760 and $940, respectively                                          22,687       24,741
  Inventories                                                             8,884        8,957
  Current portion of notes receivable                                     5,647        5,761
  Prepaid expenses and other current assets                              10,861        4,486
  Income tax receivable                                                  13,733        4,312
  Deferred income taxes                                                   9,442        6,693
  Current assets of discontinued operations held for sale                12,626       16,213
                                                                     ----------   ----------

    Total current assets                                                267,126      151,255

  Property and equipment--net                                           909,247      914,899
  Notes receivable from affiliates                                        1,930       14,288
  Notes receivable--less current portion                                  6,439        5,326
  Restricted cash--less current portion                                  18,855       14,534
  Goodwill                                                              120,125      120,125
  Other intangible assets--net                                          158,138      165,706
  Other assets                                                            7,234        5,494
  Non-current assets of discontinued operations held for sale           140,501      177,546
                                                                     ----------   ----------

TOTAL                                                                $1,629,595   $1,569,173
                                                                     ==========   ==========

                                                                     (Continued)

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2003 AND 2002
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY                                        2003             2002
CURRENT LIABILITIES:
  Accounts payable                                                      $     12,598     $     13,608
  Accrued liabilities                                                         68,932           49,442
  Current portion of long-term debt                                                             4,587
  Current portion of obligations under capital leases                          1,527            1,510
  Customer and other deposits                                                 27,076           26,283
  Deferred income and other                                                    4,320            5,009
  Dividends payable                                                          159,251
  Current liabilities of discontinued operations held for sale                13,534           14,147
                                                                        ------------     ------------

    Total current liabilities                                                287,238          114,586

  Long-term debt--less current portion                                       794,000          764,960
  Obligations under capital leases--less current portion                      38,866           39,736
  Other liabilities                                                            8,274           10,993
  Member deposits                                                            185,045          164,792
  Deferred income taxes                                                       34,495           31,348
  Non-current liabilities of discontinued operations held for sale            71,287           65,053

COMMITMENTS AND CONTINGENCIES (Note 12)

STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value--700,000 shares authorized;
    549,142 and 551,042 shares issued and outstanding, respectively                5                5
  Additional paid-in capital                                                 213,863          327,901
  Notes receivable from stockholders                                                           (2,188)
  Retained earnings                                                                            56,532
  Accumulated other comprehensive loss--net of tax                            (3,478)          (4,545)
                                                                        ------------     ------------

    Total stockholders' equity                                               210,390          377,705
                                                                        ------------     ------------

TOTAL                                                                   $  1,629,595     $  1,569,173
                                                                        ============     ============

See accompanying notes to consolidated financial statements.         (Concluded)

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS
YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                        2003          2002           2001
REVENUES:
  Resort                                                             $  466,737    $  463,388     $  479,425
  Real estate                                                                          27,978         27,262
                                                                     ----------    ----------     ----------
      Total revenues                                                    466,737       491,366        506,687
                                                                     ----------    ----------     ----------
EXPENSES:
  Payroll and benefits                                                  190,840       160,695        163,391
  Other expenses                                                        156,918       158,970        168,802
  Depreciation and amortization                                          59,567        57,964         60,669
  Cost of real estate                                                                  10,834         19,109
                                                                     ----------    ----------     ----------
      Total expenses                                                    407,325       388,463        411,971
                                                                     ----------    ----------     ----------
INCOME FROM OPERATIONS                                                   59,412       102,903         94,716

OTHER INCOME (EXPENSE):
  Interest income                                                         2,255         3,953          7,335
  Interest expense                                                      (44,930)      (62,917)       (72,552)
  Loss on extinguishment of debt                                        (25,007)
  Other expense                                                          (3,292)       (3,355)        (5,075)
                                                                     ----------    ----------     ----------
      Other expense--net                                                (70,974)      (62,319)       (70,292)
                                                                     ----------    ----------     ----------
(LOSS) INCOME BEFORE INCOME TAXES                                       (11,562)       40,584         24,424
INCOME TAX (BENEFIT) EXPENSE                                             (3,967)       16,567         10,790
                                                                     ----------    ----------     ----------
NET (LOSS) INCOME FROM CONTINUING OPERATIONS                             (7,595)       24,017         13,634

DISCONTINUED OPERATIONS (Note 18):
  Losses from discontinued operations, net of tax benefit
    of $14,849, $2,009 and $401, respectively                           (23,819)       (6,077)        (6,336)
  Gain on sale of discontinued operations, net of tax expense
    of $11,375                                                           17,139
                                                                     ----------    ----------     ----------
                                                                         (6,680)       (6,077)        (6,336)
                                                                     ----------    ----------     ----------
NET (LOSS) INCOME                                                    $  (14,275)   $   17,940     $    7,298
                                                                     ==========    ==========     ==========

COMPREHENSIVE (LOSS) INCOME:
  Net (loss) income                                                  $  (14,275)   $   17,940     $    7,298
  Cumulative effect of change in accounting principle--net of tax                                      2,728
  Change in fair value of derivative instruments--net of tax              1,067         6,322        (13,595)
                                                                     ----------    ----------     ----------
COMPREHENSIVE (LOSS) INCOME                                          $  (13,208)   $   24,262     $   (3,569)
                                                                     ==========    ==========     ==========

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001
(IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------

                                                                                NOTES                    ACCUMULATED
                                          COMMON STOCK         ADDITIONAL    RECEIVABLE                     OTHER
                                      ---------------------     PAID-IN         FROM        RETAINED    COMPREHENSIVE
                                       SHARES       AMOUNT      CAPITAL     STOCKHOLDERS    EARNINGS    (LOSS) INCOME      TOTAL
BALANCE--November 1, 2000              551,185    $       5    $ 325,262     $  (2,719)    $  31,294      $      --      $ 353,842

  Retirement of notes receivable
    from stockholders                      (50)                      (63)           63

  Stock-based compensation (Note 16)                                 545                                                       545

  Net income                                                                                   7,298                         7,298

Other comprehensive loss                                                                                    (10,867)       (10,867)
                                      --------    ---------    ---------     ---------     ---------      ---------      ---------

BALANCE--October 31, 2001              551,135            5      325,744        (2,656)       38,592        (10,867)       350,818

  Retirement of notes receivable
    from stockholders                     (225)                     (281)          281

  Sale of common stock                     132                       250                                                       250

  Payment of notes
    receivable from
    stockholders                                                                   187                                         187

  Stock-based compensation (Note 16)                               2,188                                                     2,188

  Net income                                                                                  17,940                        17,940

  Other comprehensive loss                                                                                    6,322          6,322
                                      --------    ---------    ---------     ---------     ---------      ---------      ---------
BALANCE--October 31, 2002              551,042            5      327,901        (2,188)       56,532         (4,545)       377,705

  Dividend declared                                             (116,994)                    (42,257)                     (159,251)

  Purchase and retirement
    of common stock                     (1,800)                   (2,250)        2,063                                        (187)

  Retirement of notes receivable
  from stockholders                       (100)                     (125)          125

  Stock-based compensation (Note 16)                               5,331                                                     5,331

  Net loss                                                                                   (14,275)                      (14,275)

  Other comprehensive income                                                                                  1,067          1,067
                                      --------    ---------    ---------     ---------     ---------      ---------      ---------
BALANCE--October 31, 2003              549,142    $       5    $ 213,863     $      --     $      --      $  (3,478)     $ 210,390
                                      ========    =========    =========     =========     =========      =========      =========

See accompanying notes to consolidated financial statements.

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                 2003           2002            2001
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income                                           $  (14,275)    $   17,940      $    7,298
  Adjustments to reconcile net (loss) income to net cash
    provided by operating activities:
    Depreciation and amortization                                 69,081         70,986          66,719
    Amortization of debt issuance costs                            6,992          3,811           2,238
    Deferred income taxes                                         (1,432)        13,943          (1,816)
    Provision for losses on trade receivables                        141            523             659
    Minority interests in losses of subsidiaries                                 (5,106)        (5,083)
    Gain on sale of land                                                           (555)
    Loss on sales and disposals of property--net                   5,776          3,629           5,645
    Expense related to issuance of minority interests in
      equity of subsidiary                                                                        1,875
    Gain on sale of discontinued operations                      (28,514)
    Loss on extinguishment of debt                                25,007
    Impairment of assets held for sale                            19,000
    Stock-based compensation                                       5,331          2,188             545
    Changes in operating assets and liabilities--net of
      effect from acquisitions and dispositions:
      Trade receivables                                            2,731         (6,581)         12,417
      Inventories                                                    160            799             171
      Notes receivable                                               292          1,370              77
      Prepaid expenses and other current assets                  (15,924)        (4,425)         13,333
      Other assets                                                  (477)         7,969           5,144
      Accounts payable                                             3,150         (5,133)            690
      Accrued liabilities                                         19,052         16,992          (4,580)
      Deferred income, customer deposits and other                   215         (3,382)          6,757
      Other liabilities                                              178         (2,221)          3,743
                                                              ----------     ----------      ----------

        Net cash provided by operating activities                 96,484        112,747         115,832
                                                              ----------     ----------      ----------

                                                                     (Continued)

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 30, 2003, 2002 AND 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                 2003            2002            2001
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of businesses--net of cash acquired             $       --      $ (116,013)     $ (285,463)
  Divestiture of subsidiaries                                     66,123
  Proceeds from issuance of minority interests in equity
    of subsidiary                                                                                  5,247
  Purchases of property and equipment                            (87,926)        (59,440)        (43,740)
  Notes receivable from affiliates--net                           12,358           1,806           8,905
  Investment in real estate under development                                      1,455           4,687
  Proceeds from sales of property and equipment                       26              90             272
  Restricted cash                                                (28,036)         (1,519)         (8,480)
  Net proceeds from sales of land                                                  1,224
  Investment in partnerships                                        (124)          1,096             467
                                                              ----------      ----------      ----------

      Net cash used in investing activities                      (37,579)       (171,301)       (318,105)
                                                              ----------      ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Revolving line of credit borrowings                             51,000         128,000         151,500
  Revolving line of credit payments                              (96,000)       (155,500)       (113,000)
  Proceeds from borrowings under notes payable                   802,992         326,008         175,000
  Principal payments on long-term debt and obligations
    under capital leases                                        (726,628)       (281,781)         (3,895)
  Member deposits and collections on member
    notes receivable                                              34,483          34,987          32,776
  Membership refunds                                             (10,651)        (11,303)        (10,354)
  Collections on notes receivable from officers                                      187
  (Repurchase of) proceeds from sale of common stock                (187)            250
  Debt extinguishment costs                                      (16,939)
  Debt issuance costs                                            (16,175)         (8,136)         (4,905)
                                                              ----------      ----------      ----------

      Net cash provided by financing activities                   21,895          32,712         227,122
                                                              ----------      ----------      ----------

LESS CASH PROVIDED BY DISCONTINUED OPERATIONS                     (1,374)         (5,529)           (682)
                                                              ----------      ----------      ----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              79,426         (31,371)         24,167

CASH AND CASH EQUIVALENTS--Beginning of year                      67,303          98,674          74,507
                                                              ----------      ----------      ----------
CASH AND CASH EQUIVALENTS--End of year                        $  146,729      $   67,303      $   98,674
                                                              ==========      ==========      ==========

                                                                     (Continued)

KSL RECREATION CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED OCTOBER 30, 2003, 2002 AND 2001
(IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                     2003         2002          2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid (net of amounts capitalized)                      $   54,768    $   52,606   $   73,770
                                                                  ==========    ==========   ==========
  Income taxes paid                                               $    2,624    $    4,288   $    7,167
                                                                  ==========    ==========   ==========

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Obligations under capital leases                                $      827    $    2,094   $      647
  Notes receivable issued for member deposits                         14,336        12,060       16,204
  Assumption of debt of acquired properties                                                      59,423
  Retirement of note receivable in lieu of common stock                2,188           281           63
  Dividends declared but not paid                                    159,251
  Issuance of minority interests in equity of subsidiary for
    acquisition of net assets                                                                     3,067
  Change in fair value of derivative instruments, net of
    deferred tax of $(711), $(4,235) and $7,279                        1,067         6,322      (10,867)

See Note 15 for details of net assets acquired in acquisitions.

See accompanying notes to consolidated financial statements.         (Concluded)

KSL RECREATION CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED OCTOBER 31, 2003, 2002 AND 2001
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE/OPTION DATA)
--------------------------------------------------------------------------------

1.    GENERAL

      KSL Recreation Corporation (the "Company") was incorporated on May 19, 1993 under the laws of the State of Delaware. The Company and entities in which it holds ownership interests are involved in the ownership and management of resorts, golf courses, private clubs, spas and activities related thereto.

      As of October 31, 2003, the Company has seven principal wholly owned investments: (1) KSL Desert Resorts, Inc. ("Desert Resorts"), a Delaware corporation; (2) KSL Grand Wailea Resort, Inc. ("Grand Wailea"), a Delaware corporation; (3) KSL Arizona Biltmore, Inc. ("The Biltmore"), a Delaware corporation; (4) KSL Florida Holdings, Inc. ("Doral"), a Delaware corporation; (5) KSL La Costa Corporation ("La Costa"), a Delaware corporation; (6) KSL Claremont Resort, Inc. ("The Claremont"), a Delaware corporation; and (7) KSL Georgia Holdings, Inc. ("Lake Lanier"), a Delaware corporation. Desert Resorts owns and operates the PGA WEST golf courses, the La Quinta Resort & Club and related activities in La Quinta, California. Grand Wailea owns and operates the Grand Wailea Resort Hotel & Spa in Maui, Hawaii. The Biltmore owns and operates the Arizona Biltmore Resort and Spa and related activities in Phoenix, Arizona. Doral owns and operates the Doral Golf Resort and Spa in Miami, Florida. La Costa owns and operates the La Costa Resort and Spa and related activities in Carlsbad, California. The Claremont owns and operates The Claremont Resort & Spa and related activities in the Berkeley Hills area near San Francisco, California. Lake Lanier leases and manages a resort recreation area known as Lake Lanier, outside of Atlanta, Georgia. During 2003, the Company, through its wholly owned subsidiary KSL Grand Traverse Resort, Inc. ("Grand Traverse"), completed the sale of substantially all assets and liabilities of Grand Traverse, which owned a resort and related activities outside of Traverse City, Michigan (see Note 18).

      On December 22, 2000, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the Arizona Biltmore Resort & Spa, located in Phoenix, Arizona. The purchase price of the Property was $335,000 (excluding transaction costs of approximately $1,500 and a working capital purchase price adjustment of approximately $8,300). As part of the purchase consideration, the Company assumed a mortgage of $59,423 (Note 15).

      On November 16, 2001, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the La Costa Resort and Spa, located in Carlsbad, California. The purchase price of the property was $120,000 (excluding transaction costs of approximately $4,600, membership liabilities of $7,100 and a positive working capital purchase price adjustment of $8,500). The Company financed the acquisition with existing cash and debt issued under its Amended and Restated Credit Agreement (see Note 15). Subsequent to October 31, 2003, the Company sold substantially all of the assets and liabilities of La Costa (see Note 19).

      ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, AND DISCONTINUED OPERATIONS -- The Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective November 1, 2002. In connection with the sale of Grand Traverse and clubessential and the pending sale of La Costa, the assets and related liabilities of these businesses have been classified as held for sale and the related operating results have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as discontinued operations (see Note 18).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION -- The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in 50%-or-less owned affiliates, over which the Company's management has significant influence, are accounted for using the equity method of accounting. Under the equity method of accounting, the investment is carried at cost and adjusted each year for the appropriate share of investee income or loss and any cash contributions or distributions. All intercompany transactions and balances have been eliminated in the accompanying consolidated financial statements.

      CHANGE IN ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -- Effective November 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS No. 133 also requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The adoption of SFAS No. 133 on November 1, 2000, resulted in recognition of a derivative asset of $4,585. The cumulative effect of the change in accounting for derivatives and hedging activities, net of tax, of $2,728 was recognized in other comprehensive income ("OCI"). This change in accounting also resulted in recognition of derivative gains/(losses), net of income taxes, of $1,067, $6,322 and $(13,595) during the years ended October 31, 2003, 2002 and 2001, respectively, which were included in OCI. In addition, net payments made related to these interest rate swaps of approximately $9,000, $8,800 and $3,500 were charged to earnings during the years ended October 31, 2003, 2002 and 2001, respectively.

      CHANGE IN ACCOUNTING FOR GOODWILL AND OTHER INTANGIBLE ASSETS -- Effective November 1, 2001, the Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. SFAS No. 142 requires that goodwill and certain intangibles with indefinite lives no longer be amortized, but instead tested for impairment at least annually. There was no impairment of goodwill upon adoption of SFAS No. 142 (see Note 6).

      Had the non-amortization provision of SFAS No. 142 been adopted as of November 1, 2000, net (loss) income for the years ended October 31, 2003, 2002 and 2001 would have been adjusted as follows (in thousands):

                                                 2003         2002         2001
Reported net (loss) income for the period     $  (14,275)  $   17,940   $    7,298
Add back: Goodwill amortization--net of tax                                  3,414
                                              ----------   ----------   ----------
Adjusted net (loss) income for the period     $  (14,275)  $   17,940   $   10,712
                                              ==========   ==========   ==========

      There was no goodwill acquired or goodwill impairment recognized during the years ended October 31, 2003 and 2002. During 2001, the Company acquired goodwill of $27,200 (see Note 15).

      CASH EQUIVALENTS -- The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

      RESTRICTED CASH -- Certain cash balances are restricted primarily for real estate taxes, insurance, debt service, capital expenditures and membership deposits.

      INVENTORIES -- Inventories are stated primarily at the lower of cost, determined on the weighted-average method, or market.

      REAL ESTATE UNDER DEVELOPMENT -- All direct and indirect land costs, offsite and onsite improvements, and applicable interest and carrying costs are capitalized to real estate under development. Capitalized costs are included in real estate under development and expensed as real estate is sold; marketing costs are expensed in the period incurred. Land and land development costs are accumulated by project and are allocated to individual residential units, principally using the relative sales value method. Profit from sales of real estate under development is recognized upon closing using the full accrual method of accounting, provided that all the requirements prescribed by SFAS No. 66, Accounting for Sales of Real Estate, have been met.

      PROPERTY AND EQUIPMENT -- Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Generally, the estimated useful lives are 15 to 40 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment. Improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Assets under capital leases are amortized using the straight-line method over the shorter of the lease term or estimated useful lives of the assets. Depreciation of assets under capital leases is included in depreciation and amortization expense in the accompanying consolidated statements of operations. Operating equipment consisting of china, silver, glassware and linens is recorded using the base stock inventory method. Under this method, the operating equipment is recorded at an unchanging amount (as determined by either the cost to establish the new stock inventory or the estimated fair value of the stock inventory when acquired in a business purchase). Subsequent purchases are charged to expense when incurred.

      LONG-LIVED ASSETS -- Management regularly reviews real estate, property and equipment and other long-lived assets, including certain identifiable intangibles and goodwill, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment of real estate, property and equipment, or amortizable intangible assets, then management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated at the present value of the future cash flows discounted at a rate commensurate with management's estimates of the business risks. Annually, or earlier if there is indication of impairment of identified intangible assets not subject to amortization, management compares the estimated fair value with the carrying amount of the asset. An impairment loss is recognized to write down the intangible asset to its fair value if it is less than the carrying amount. Annually, or earlier if there is indication of impairment of goodwill, management compares the fair value of the reporting unit to its carrying value. If the estimated fair value of the related reporting unit is less than the carrying amount, an impairment loss is recognized to write down the goodwill to its implied fair value. Real estate assets, if any, for which management has committed to a plan to dispose of the assets, whether by sale or abandonment, are reported at the lower of carrying amount or fair value less cost to sell. In that regard, the net assets of La Costa have been written down to the fair value (less cost to sell), which was lower than the carrying value (see Note 18). Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning expected future conditions. An impairment of $19,000 was recorded during the year ended October 31, 2003 relating to the Company's carrying basis in La Costa (see Note 18). No other impairments were identified during the years ended October 31, 2003, 2002 or 2001.

      DEBT ISSUANCE COSTS -- Debt issuance costs are amortized over the life of the related debt, and the associated amortization expense is included in interest expense in the accompanying consolidated financial statements.

      MINORITY INTERESTS IN EQUITY OF SUBSIDIARIES -- During 1999, the Company formed clubessential as a wholly owned subsidiary. During 2001, clubessential acquired two unrelated entities in two separate transactions accounted for under the purchase method of accounting. In addition, an affiliate and an unrelated third party made direct investments of $5,000 and $200, respectively, in clubessential during 2001. As a result of these acquisitions and direct investments, the Company owned approximately 55.1% of clubessential at October 31, 2001. Substantially all the assets and liabilities of clubessential were sold in November 2002 (see Note 18).

      MEMBER DEPOSITS -- Member deposits represent the required deposits for certain membership plans which entitle the member to various golf, tennis and social facilities and services. Under the Company's membership programs, deposits generally become refundable upon: (1) demand by the member after 30 years in the program, (2) the sale of the member's home in the resort community when the home buyer purchases a new membership, (3) the member's withdrawal from the program and a request for a refund under the "Four-for-One" program, and (4) in case of a member's death, a request for refund by the surviving spouse.

      Under the "Four-for-One" program, a member is eligible, upon notification to the Company, to cause the Company to repurchase his or her membership and refund the related deposit. However, the Company's obligation to repurchase a membership and refund the deposit occurs only after the Company has sold four new memberships for each member who has notified the Company under this program.

      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -- The Company accounts for its derivative instruments and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. SFAS No. 133 also requires that the Company formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

      The Company uses derivatives instruments, such as interest rate swaps and caps, to manage exposures to interest rate risks in accordance with its risk management policy. The Company's objectives for holding derivatives are to minimize the risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not use derivative financial instruments for trading purposes. When applicable and in accordance with its risk management policy, the Company uses the short-cut or matched terms method assuming no ineffectiveness to account for its hedging instruments in accordance with SFAS No. 133.

      INCOME TAXES -- The Company accounts for income taxes using an asset and liability approach. Under this method, a deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences in the recognition of accounting transactions for tax and reporting purposes and from carryforwards. Measurement of the deferred items is based on enacted tax laws. In the event the future consequence of differences results in a deferred tax asset, management determines the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is included in the combined state income tax returns filed by the Company and an affiliate. Pursuant to the terms of an agreement between the Company and the affiliate, current and deferred state income tax expenses and benefits are provided to the members of the tax-sharing group based on their allocable share of the combined taxable income or loss. The combined state tax liabilities are allocated based on each member's apportioned share of the combined state tax liabilities. Any difference between the apportioned combined state tax liability and the affiliate's liability, computed as if filed on a stand-alone basis, is treated as a payable or receivable to/from the affiliate.

      REVENUE RECOGNITION -- Revenues related to dues and fees are recognized as income in the period in which the service is provided. Other revenues are recognized at the time of delivery of products or rendering of service.

      STOCK-BASED COMPENSATION -- The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of the grant. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, and is effective immediately upon issuance. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation as well as amending the disclosure requirements of SFAS No. 123 to require interim and annual disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Company follows the requirements of APB Opinion No. 25 and the disclosure-only provision of SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, the Company's 2003, 2002 and 2001 net (loss) income would have been as follows:

                                                       2003           2002           2001
Net (loss) income, as reported                      $  (14,275)    $   17,940     $    7,298
Less total expense determined under fair value
  accounting for all awards--net of tax                 (4,582)        (2,769)        (2,100)
                                                    ----------     ----------     ----------
Pro forma net (loss) income                         $  (18,857)    $   15,171     $    5,198
                                                    ==========     ==========     ==========

      The fair value of the options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield, volatility of zero, average risk-free interest rate of 3%, assumed forfeiture rate of 0% and an expected life of 9 years.

      FAIR VALUE OF FINANCIAL INSTRUMENTS -- The carrying amounts of cash and cash equivalents, trade receivables, other receivables, accounts payable and accrued liabilities approximate their fair values because of the short maturity of these financial instruments. Notes receivable approximate fair value as the interest rates charged approximate currently available market rates. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities and the traded value of the senior subordinated redeemable notes, the fair value of notes payable and obligations under capital leases approximates the carrying value of these liabilities in all material respects. Member deposits are refundable without interest in 30 years or sooner under certain criteria and circumstances, and accordingly, fair value has not been determined due to the uncertain timing of related cash flow.

      USE OF ESTIMATES -- The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates in these consolidated financial statements include allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, fair value of long-lived assets, useful lives for depreciation and amortization, estimated workers' compensation and general liability reserves, and the fair values of financial instruments. Actual results could differ from these estimates.

      RISKS AND UNCERTAINTIES -- During fiscal 2003, the Company employed approximately 7,000 persons during its peak seasons and approximately 6,000 persons during its off-peak seasons. Unions represent none of the employees at Desert Resorts, Doral, Grand Traverse or Lake Lanier. At Grand Wailea, one union represents approximately 76% of its 1,200 employees. At The Biltmore, one union represents less than 1% of its 1,100 employees. At The Claremont, three unions represent approximately 51% of its 600 employees. At La Costa, three unions represent approximately 58% of its 716 employees. The Company is continually engaged in collective bargaining with unions at The Biltmore, La Costa and The Claremont.

      COMPREHENSIVE INCOME -- The Company reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. This statement defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholders' transactions. Accordingly, comprehensive income includes certain changes in equity that are excluded from net income. The Company's only comprehensive income items were net income, the cumulative effect of change in accounting principle from the adoption of SFAS No. 133 and the change in fair value of derivative instruments.

      RECENT ACCOUNTING PRONOUNCEMENTS -- In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 for exit or disposal activities initiated after December 31, 2002.

      In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation SFAS Nos. 5, 57 and 107, and rescission of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted such interpretation on November 1, 2002 with no material impact to the consolidated financial statements (see Note 12).

      In January 2003, the FASB issued FIN 46(R), Consolidation of Variable Interest Entities -- an interpretation of ARB No. 51, and revised in December 2003. FIN 46(R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) is effective for all new variable interest entities created or acquired after December 31, 2003. For variable interest entities created or acquired prior to December 31, 2003, the provisions of FIN 46(R) must be applied for the first interim or annual period beginning after December 15, 2004. The Company does not expect that the adoption of FIN 46(R) will have a material impact on its consolidated financial position, results of operations or cash flows, as the Company has no interests in variable interest entities.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity, as amended by various FASB staff positions posted in October and November 2003, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is generally effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, which are subject to the provision of this statement for the first fiscal period beginning after December 15, 2004. The Company does not believe that the adoption of SFAS No. 150 will have a significant impact on its consolidated financial position, results of operations or cash flows.

      RECLASSIFICATION -- Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform to the 2003 presentation.

3.    NOTES RECEIVABLE

      Notes receivable of $10,851 and $9,960 at October 31, 2003 and 2002, respectively, primarily represent notes from members related to member deposits and bear interest primarily at 10%. The majority of these member notes are due within three years. In addition, the Company has notes receivable of $1,235 and $1,127 as of October 31, 2003 and 2002, respectively, which primarily represent purchase money mortgage notes received in connection with the sale of various land parcels and a golf facility. Such notes are due at various dates primarily through 2004.

4.    INVENTORIES

      Inventories consist of the following at October 31:

                                                             2003         2002
      Merchandise                                          $  5,194     $  5,087
      Food and beverage                                       2,630        2,724
      Supplies and other                                      1,060        1,146
                                                           --------     --------
                                                           $  8,884     $  8,957
                                                           ========     ========

5.    PROPERTY AND EQUIPMENT

      Property and equipment consist of the following at October 31:

                                                                    2003             2002
      Land and land improvements                                $    327,552     $    325,628
      Buildings and improvements                                     676,050          634,708
      Furniture, fixtures and equipment                              150,823          133,332
      Operating equipment (china, silver, glassware and linen)         4,294            4,103
      Construction in progress                                         6,974           27,838
                                                                ------------     ------------
                                                                   1,165,693        1,125,609
      Less accumulated depreciation                                 (256,446)        (210,710)
                                                                ------------     ------------
      Property and equipment--net                               $    909,247     $    914,899
                                                                ============     ============

6.    GOODWILL AND OTHER INTANGIBLE ASSETS

      In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that all business combinations be accounted for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, will be tested at least annually for impairment and written down when impaired. The Company elected to early adopt the provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001, effective November 1, 2001. However, SFAS No. 142 was immediately applicable to any goodwill and other intangible assets the Company acquired after June 30, 2001. Upon adoption, the Company ceased amortizing goodwill against its results of operations. In addition, the Company reassessed the useful lives of its other intangible assets and determined that such other intangible assets are deemed to have a definite useful life because their related future cash flows are closely associated with the operations, level of future maintenance expenditures and the useful lives of the individual resort to which they relate. Under SFAS No. 142, the Company completed a goodwill transition impairment test, and no impairment was identified.

      The gross carrying amount and accumulated amortization of the Company's amortizable intangible assets are as follows as of October 31:


                                                       2003                                            2002
                                   --------------------------------------------    --------------------------------------------
                                      GROSS                            NET            GROSS                            NET
INTANGIBLE ASSET (WEIGHTED-          CARRYING      ACCUMULATED        BOOK           CARRYING      ACCUMULATED        BOOK
AVERAGE AMORTIZATION PERIOD)          AMOUNT       AMORTIZATION       VALUE           AMOUNT       AMORTIZATION       VALUE
Trade names (23 years)             $     91,432    $     12,898    $     78,534    $     91,432    $      9,241    $     82,191
Management contracts (20 years)          26,872           5,195          21,677          26,872           4,120          22,752
Golf rights (25 years)                   25,775           2,921          22,854          25,775           1,890          23,885
Membership contracts (15 years)          13,136           4,118           9,018          13,136           3,257           9,879
Debt issuance costs (2 years)            16,166           4,042          12,124          21,768           9,328          12,440
Lease agreements (25 years)              15,712           1,781          13,931          15,712           1,153          14,559
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                   $    189,093    $     30,955    $    158,138    $    194,695    $     28,989    $    165,706
                                   ============    ============    ============    ============    ============    ============

      Amortization expense recorded on the intangible assets, excluding debt issuance costs, for each of fiscal years 2003, 2002 and 2001 was $7,253, $7,253 and $6,608, respectively. As a result of adoption of SFAS No. 142, there were no changes to amortizable lives or amortization methods. The estimated amortization expense for the Company's other intangible assets for each of the five succeeding fiscal years is as follows:

      YEARS ENDING
      OCTOBER 31
      2004                                                               $15,282
      2005                                                                11,241
      2006                                                                 7,253
      2007                                                                 7,253
      2008                                                                 7,253

      The Company, through a wholly owned subsidiary, has general and limited partner interests in certain limited partnerships whose principal assets are undeveloped commercial and residential real estate parcels. The aggregate assets and liabilities of the limited partnerships are approximately $6,488 and $327, respectively, at October 31, 2003, and $7,378 and $474, respectively, at October 31, 2002. The aggregate results of operations for the limited partnerships resulted in net income of $72, $12,232 and $4,818 for 2003, 2002 and 2001, respectively, of which the Company recognized income of $1, $119 and $48 for 2003, 2002 and 2001, respectively. In addition, during 2002 and 2001, the Company recorded income of $434 and $218, respectively, representing cumulative, noncompounding 6% annual return on the Company's aggregate contributions as a Class A limited partner, from one of the partnerships. The Company did not earn similar income in 2003. Partnership income or losses are accounted for under the equity method and are included in other expenses in the consolidated financial statements.

7.    ACCRUED LIABILITIES

      Accrued liabilities consist of the following at October 31:

                                                                   2003        2002
Accrued interest payable                                         $ 2,956     $11,044
Dividend rights payable                                           21,645
Accrued payroll and benefits                                      14,211      12,029
Accrued workers' compensation and general liability reserves      11,229       9,439
Gift certificates liability                                        6,971       6,561
Other accrued liabilities                                         11,920      10,369
                                                                 -------     -------

                                                                 $68,932     $49,442
                                                                 =======     =======

8.    LONG-TERM DEBT

      Long-term debt consists of the following at October 31:

                                                                            2003          2002
CMBS Mortgage notes payable, with interest-only payments at
  London Interbank Offered Rate ("LIBOR") plus 0.55% to
  LIBOR plus 2.85% (2.82% at October 31, 2003),
  principal due at maturity in May 2005                                  $ 794,000      $      --

Mortgage notes payable, with interest-only payments at LIBOR plus 2.75% to LIBOR plus 3.75% (4.47% at October 31, 2002),
  paid in full during 2003                                                                275,000

Term note, payable in annual installments of $1,750 with interest payable either at prime plus 1.75% or LIBOR plus 2.75% (4.55%
  at October 31, 2002), paid in full during 2003                                          173,250

Senior subordinated redeemable notes payable, with interest payable
  semiannually at 10.25%, paid in full during 2003                                        125,000

Term notes, payable in annual installments of $1,000 with interest payable either at prime plus 1.50% or LIBOR plus 2.50% (4.21%
  at October 31, 2002), paid in full during 2003                                           95,000

Mortgage note payable, secured by The Biltmore, due in monthly principal and interest (8.25%) installments of $534, paid in
  full during 2003                                                                         56,297

Revolving note, total available of $216,070, with interest payable at either prime plus 0.25% or LIBOR plus 1.25% (rates ranging
  from 3.05% to 3.08% at October 31, 2002), paid in full during 2003                       45,000
                                                                         ---------      ---------

                                                                           794,000        769,547
Less current portion                                                                       (4,587)
                                                                         ---------      ---------

Long-term portion                                                        $ 794,000      $ 764,960
                                                                         =========      =========

      On May 7, 2003, the Company secured a commercial mortgage loan (the "CMBS Mortgage Loan") in the amount of $794,000 from various financial institutions (the "CMBS Mortgage Refinancing"). The CMBS Mortgage Loan, secured by the majority of the Company's resort assets, was funded in May 2003 and matures on May 12, 2005 with three 12-month extensions available at the Company's option. Interest on the CMBS Mortgage Loan ranges from LIBOR plus 0.55% to LIBOR plus 2.85%. Proceeds from the CMBS Mortgage Loan were used for the (1) redemption of the Company's $125,000 senior subordinated redeemable notes at a premium of $4,271, (2) payment of approximately $594,000 toward the outstanding balance of the $275,000 Grand Wailea mortgage loan, term loans and revolving credit line under the Company's credit facility, and (3) prepayment of the mortgage note secured by The Biltmore of $68,065, including a prepayment penalty of $12,668. In addition, the Company wrote off approximately $8,068 in debt issuance costs associated with the extinguished debt and capitalized approximately $16,167 in new debt issuance costs incurred in connection with securing the CMBS Mortgage Loan. The debt issuance costs are being amortized over two years. The assets of, and the Company's interests in, Grand Wailea, Desert Resorts, The Claremont, Doral and The Biltmore have been pledged to collateralize the CMBS Mortgage Loan.

      In addition, the Company entered into a new credit facility with a financial institution providing for a revolving credit line of up to $85,000, maturing on May 7, 2005 with two 12-month extensions available at the Company's option. As of October 31, 2003, no amounts were outstanding on the revolving credit line. The Company has standby letters of credit of approximately $11,500 primarily in connection with the Company's self-insurance programs.

      The terms of the CMBS Mortgage Loan and the new credit facility contain certain financial covenants, provide that any distributions of profits must satisfy certain terms and must be approved by the lenders, require the Company to maintain specified financial ratios, and, in some instances, govern investments, capital expenditures, asset dispositions and borrowings. In addition, mandatory prepayments are required under certain circumstances, including the sale of assets. The Company pays a commitment fee at a rate that currently is equal to 0.5% per annum on the undrawn portion of the commitments with respect to the new credit facility. Total non-use fees of approximately $128 were paid in 2003.

      In connection with the CMBS Mortgage Refinancing, the Company entered into an interest rate cap agreement with a third party whereby LIBOR incurred by the Company on its CMBS Mortgage Loan would not exceed 7.00%. The fair market value of the agreement, which expires in May 2005, is insignificant.

      Pursuant to a cash management agreement underlying the CMBS Mortgage Loan and the Grand Wailea mortgage loan, the Company is required to establish certain cash accounts for real estate taxes, insurance, debt service, capital expenditures, working capital and operating expenses. Accordingly, the cash generated from operations of the underlying secured properties was deposited into these accounts, which were maintained by a third-party servicer, and used to fund and replenish the required balances. Disbursements by the third-party servicer from these accounts are made pursuant to the terms of the agreement, which include disbursements for management fees and excess cash (as defined), which would be paid to the Company. As of October 31, 2003 and 2002, the aggregate balance of these accounts is approximately $33,582 and $4,099, respectively, and is included in restricted cash in the accompanying consolidated balance sheets.

      During 2002 and in connection with the acquisition of La Costa, the Company entered into a mortgage loan agreement with a financial institution which provides for borrowing of up to $60,000 to finance the renovation costs of such resort. The La Costa loan is secured by the assets of La Costa. Borrowings under such mortgage loan were $60,000 and $51,008 at October 31, 2003 and 2002, respectively, and bore interest at LIBOR plus 2.375%. Interest-only payments are due monthly, with principal due in full in April 2005. Subsequent to October 31, 2003, the La Costa loan was assumed by an entity affiliated with certain stockholders of the Company, which purchased the assets of La Costa (see Note 19).

      All outstanding long-term debt borrowings as of October 31, 2003 are due in the year ending October 31, 2005. However, the CMBS Mortgage Loan has three 12-month extensions available at the Company's option.

      In March 1999, the Company entered into an interest rate swap agreement to hedge the effects of changes in interest rates. The swap was designated as a cash flow hedge as defined by SFAS No. 133. The Company does not use derivative financial instruments for trading purposes. As required by SFAS No. 133, the swap was recorded at its fair value on the accompanying consolidated balance sheet, with the change in the swap's carrying value, net of tax, being reflected in OCI. The swap involved the exchange of the variable interest rate of 30-day LIBOR (receive) with a fixed LIBOR of 5.57% (pay). This interest rate swap agreement was denominated in dollars, had a notional principal amount of $270,000, and matured in November 2002. The counterparties to the interest swap agreement were two major financial institutions. The amounts to be received or paid pursuant to this agreement were accrued and recognized through an adjustment to interest expense in the accompanying consolidated statements of operations over the life of the agreement. Effective November 1, 2001, the Company discontinued hedge accounting for this swap and an accumulated other comprehensive loss of $5,845 was reclassified into earnings as interest expense during the year ended October 31, 2002, the remaining term of the hedged debt obligation.

      In February 2001, the Company entered into additional interest rate swap agreements to hedge the effects of changes in interest rates on the Company's variable rate debt, which increased significantly concurrent with The Biltmore acquisition. One agreement has a notional principal amount of $175,000 and matures in February 2004. The swap involves the exchange of the variable interest rate of 3-month LIBOR (receive) with a fixed LIBOR of 4.95% (pay). This swap is designated as a cash flow hedge as defined by SFAS No. 133 and, accordingly, is recorded at its fair value (liability of $2,171 and $7,610 at October 31, 2003 and 2002, respectively) on the accompanying consolidated balance sheets. The fair value of the swap at inception was $0, and its change in fair value from inception to October 31, 2003 is reflected, net of tax, in accumulated other comprehensive loss.

      An additional swap agreement had a notional principal amount of $100,000 and matured in February 2003. The swap involved the exchange of the variable rate interest of 3-month LIBOR (receive) with a fixed LIBOR of 4.95% (pay). The Company entered into such swap agreement to hedge the effects of increase in LIBOR above 4.95%. However, due to a knock-out provision in this swap agreement, it did not qualify for hedge accounting under SFAS No. 133. The fair value of the swap at October 31, 2002 was a liability of $1,112 and is included on the accompanying consolidated balance sheet. The change in fair value is recorded in interest expense.

      In March 2003, the Company entered into additional interest rate swap agreements. One agreement has a notional principal amount of $170,000 and matures in March 2006. The swap involves the exchange of the variable interest rate of 1-month LIBOR (receive) with a fixed LIBOR of 2.55%
      (pay). An additional forward swap agreement has a notional principal amount of $175,000, is effective beginning February 2004 upon the termination of the original $175,000 swaps noted above, and matures in March 2006. This swap involves the exchange of the variable rate interest of 1-month LIBOR (receive) with a fixed LIBOR of 3.26% (pay). These swaps are designated as cash flow hedges as defined by SFAS No. 133 and, accordingly, are recorded at their fair value (liability of $2,700 at October 31, 2003) on the accompanying consolidated balance sheet. The fair value of these swaps at inception was $0, and their change in fair value from inception to October 31, 2003 is reflected, net of tax, in accumulated other comprehensive loss.

      The counterparties to all of the Company's interest swap agreements are major financial institutions. The purpose of these swaps is to manage the Company's interest rate exposure on its variable rate borrowings. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to interest expense in the accompanying consolidated statements of operations over the life of the agreements. During 2003, 2002 and 2001, the Company made net payments related to these swap agreements totaling approximately $9,000, $8,000 and $3,100, respectively. These amounts were recorded as increases to interest expense. Estimated net derivative losses of approximately $3,100, included in accumulated other comprehensive loss as of October 31, 2003 are expected to be reclassified into earnings, assuming no changes in relevant interest rates, as interest is paid, during the 12 months ending October 31, 2004.

      During 2003, 2002 and 2001, the Company capitalized interest of approximately $1,728, $1,118 and $1,240, respectively, related to construction-in-progress activities.

9.    OBLIGATIONS UNDER CAPITAL LEASES

      During 1997, the Company entered into a 50-year capital sublease of a resort recreation area known as Lake Lanier. Under the terms of the sublease, the Company is required to make monthly base lease payments of $250. An additional annual payment equal to 3.5% of gross revenues in excess of $20,000 is payable pursuant to the sublease, with a minimum of $100 in years one through five and $200 in years six through fifty. Pursuant to the sublease, the Company is required to spend 5% of annual gross revenues on capital replacement and improvements, with carryover provisions allowing all or some portion of these amounts to be deferred to subsequent years. This sublease expires in 2046 (with an available 10-year extension) and is guaranteed by the Company. Additionally, the Company has entered into certain leases for equipment and golf carts that are classified as capital leases.

      Property and equipment under the sublease and the other capital leases are summarized as follows at October 31:

                                                       2003              2002
Buildings and land improvements                      $ 24,715          $ 24,715
Equipment                                              14,420            14,357
Accumulated depreciation                              (12,652)          (10,762)
                                                     --------          --------

                                                     $ 26,483          $ 28,310
                                                     ========          ========

      Total minimum payments due under capital leases at October 31, 2003 are summarized as follows:

                                               LAKE          OTHER
YEAR ENDING                                   LANIER        CAPITAL
OCTOBER 31                                   SUBLEASE        LEASES         TOTAL
2004                                        $   3,200      $   2,202      $   5,402
2005                                            3,200          2,127          5,327
2006                                            3,200          1,725          4,925
2007                                            3,200          1,493          4,693
2008                                            3,200          1,430          4,630
Thereafter                                    124,000          2,200        126,200
                                            ---------      ---------      ---------

Total minimum lease payments                  140,000         11,177        151,177
Less amounts representing interest           (108,576)        (2,208)      (110,784)
                                            ---------      ---------      ---------

Present value of minimum lease payments        31,424          8,969         40,393
Less current portion                              (41)        (1,486)        (1,527)
                                            ---------      ---------      ---------

Long-term portion                           $  31,383      $   7,483      $  38,866
                                            =========      =========      =========

10.   INCOME TAXES

      The components of the federal and state income tax expense (benefit) are as follows for the years ended October 31:

                                   2003                2002              2001
Current:
  Federal                        $ (1,370)          $  2,289           $  8,336
  State                             1,384               (280)             4,270
                                 --------           --------           --------

                                       14              2,009             12,606
                                 --------           --------           --------

Deferred:
  Federal                          (3,343)            11,606             (1,219)
  State                              (638)             2,952               (597)
                                 --------           --------           --------

                                   (3,981)            14,558             (1,816)
                                 --------           --------           --------

                                 $ (3,967)          $ 16,567           $ 10,790
                                 ========           ========           ========

      Taxes on income vary from the statutory federal income tax rate applied to earnings before taxes on income and discontinued operations as follows for the years ended October 31:

                                                            2003          2002          2001
Statutory federal income tax rate applied to earnings
  before income taxes                                     $ (4,047)     $ 14,204      $  8,548
(Decrease) increase in taxes resulting from:
  State income taxes -- net of federal                        (485)        1,978         1,167
  Change in federal income tax rate                                                        325
  Meals and entertainment                                      561           576           670
  Other                                                          4          (191)           80
                                                          --------      --------      --------

                                                          $ (3,967)     $ 16,567      $ 10,790
                                                          ========      ========      ========

      Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves, are as follows at October 31:

                                                         2003            2002
Deferred tax assets:
  Net operating loss and alternative
   minimum tax credit carryforwards                    $  4,707        $  3,513
  Compensation related accruals                           1,875           2,252
  Capitalized lease                                         355             744
  Deferred income                                         2,152           1,976
  Investment in partnership interest                         23             314
  Self-insured employee benefit programs                  3,509           2,913
  Capitalized assets                                      1,176             533
  Derivative liabilities                                  2,318           3,488
  Accrued liabilities                                     1,012           3,764
  Asset impairment                                        7,576
  Other                                                   2,038           3,849
                                                       --------        --------

  Total deferred tax assets                              26,741          23,346
                                                       --------        --------

Deferred tax liabilities:
  Purchase price adjustment                              13,797          14,928
  Fixed assets                                           12,204           9,828
  Prepaid real property taxes                             1,465           1,596
  Prepaid expenses                                        2,397           2,687
  Basis difference in partnerships                          512             359
  Amortization of intangibles                            11,291          10,833
  Other                                                   7,371           5,397
                                                       --------        --------

  Total deferred tax liabilities                         49,037          45,628
                                                       --------        --------

Net deferred tax liabilities                            (22,296)        (22,282)
Valuation allowance                                      (2,757)         (2,373)
                                                       --------        --------

Net deferred tax liability                             $(25,053)       $(24,655)
                                                       ========        ========

      At October 31, 2003, the Company has state net operating loss carryforwards available to offset future taxable income of approximately $42,000, which will begin to expire in the year ending October 31, 2007. During the year ended October 31, 2002, the Company's ownership in clubessential dropped below 80%. Accordingly, for the period subsequent to this decline in ownership through October 31, 2003, clubessential was no longer included in the Company's consolidated federal tax return. The net unutilized federal and state operating losses generated by clubessential have been fully offset with a valuation allowance at October 31, 2003.

11.   STOCKHOLDERS' EQUITY

      In January 1999, management and other key employees of the Company and an affiliate purchased 6,937 shares of common stock, of which 2,225 shares were purchased with notes collateralized by the stock purchased. These notes receivable are shown as a reduction in stockholders' equity at October 31, 2002 and were paid in full during 2003.

      During 2003, the Company's Board of Directors declared a dividend of $290 per share payable to all common stockholders. Concurrently, the Board of Directors approved a Dividend Rights Plan, whereby holders of options to purchase the Company's common stock were entitled to receive $290 per option at such time when such options are vested and in the money. Dividends to common stockholders of $159,251 were initially recorded as a reduction to retained earnings, until all accumulated earnings were utilized, with the excess amounts recorded as a reduction to additional paid-in capital. Dividend rights payable of $21,645 to option holders are recorded as compensation expense and are included in payroll and benefits in the Company's consolidated statements of operations.

12.   COMMITMENTS AND CONTINGENCIES

      The Company is a party to various litigation matters which are incidental to its business. Although the results of the litigation cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse affect on the Company's consolidated financial statements.

      The Company from time to time enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. These contracts primarily relate to: (i) certain agreements with the Company's officers, directors and employees under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationship, (ii) certain purchase agreements under which the Company may have to indemnify the Company's customers from any claim, liability or loss arising out of any actual or alleged injury or damages suffered in connection with the use of the Company's premises, and
      (iii) certain real estate leases, under which the Company may be required to indemnify property owners for liabilities and other claims arising from the Company's use of the applicable premises. The terms of such obligations vary. Generally, a maximum obligation is not explicitly stated. Because the obligated amounts associated with these types of agreements often are not explicitly stated, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and no liabilities have been recorded for these obligations on its consolidated balance sheets as of October 31, 2003 and 2002.

      The Company has a contingent liability of $19,625 related to the Dividend Rights Plan (see Note 11). To the extent the options are in the money and the employees are vested, the Company is required to pay option holders the difference between $290 per option and the amount they already received.

      Contractual obligations associated with construction in progress were not material to the Company's consolidated financial position as of October 31, 2003. The Company has surety bonds aggregating approximately $6,357 at October 31, 2003.

      The Company, through its wholly owned subsidiaries, is a 1% general partner in certain limited partnerships whose principal assets are undeveloped commercial and residential real estate parcels (see Note 6). The financial position and results of operations of these limited partnerships are not consolidated with the Company. The Company's general partner interest, which is not significant in relation to the Company, is accounted for using the equity method of accounting. Pursuant to the terms of the partnership agreements, the Company, as the managing general partner, is obligated to fund the current and future operations of the partnerships. During 2003, 2002 and 2001, approximately $48, $53 and $315, respectively, were contributed to the partnerships in exchange for Class A limited partner interests. In 2002 and 2001, the Company received a return of Class A limited partner capital distribution of approximately $1,508 and $508, respectively, from two of the partnerships. The Company did not receive such a return in 2003. These contributions were recorded as increases, and the capital distributions were recorded as reductions of the Company's investment in the partnerships in the accompanying consolidated financial statements.

13.   REAL ESTATE TRANSACTIONS

      During fiscal 2002 and 2001, Desert Resorts sold 5 and 25 homes for approximately $3,342 and $18,049, respectively. In June 2002, Desert Resorts sold a parcel of undeveloped land for $21,464 and generated operating income of $13,147. In July 2001, Desert Resorts sold for cash a parcel of undeveloped land for $8,172 (net of $1,400, which was deferred pending satisfaction of certain contingencies). The contingencies were satisfied during 2002, and the previously deferred revenue was recognized.

14.   RELATED PARTY TRANSACTIONS

      Effective April 1, 1998, Desert Resorts entered into a management agreement with an unconsolidated affiliate, KSL Land II Corporation ("Land II"), whereby Land II will provide development services for the entitlement, subdivision, construction, marketing and sale of approximately 98 single-family detached units on approximately 11 acres of real estate currently owned by Desert Resorts. The development site is adjacent to the Desert Resorts' La Quinta Resort & Club. The contractor and project management fees for these services are calculated as 6.0% of the project sales revenues, as defined. Also, Land II is to be paid a marketing fee by Desert Resorts in an amount equal to 2.75% of the project sales revenues. Such marketing fee will be used by Land II primarily to pay marketing, sales and promotional expenses to third parties. In fiscal 2002 and 2001, Desert Resorts paid $104 and $1,161, respectively, for project management fees and $99 and $532, respectively, for marketing fees. The project was completed in 2002, and accordingly, no fees were paid during 2003.

      The Company entered into construction management agreements with an unconsolidated affiliate, KSL Land Corp. ("Land Corp."), whereby Land Corp. will provide construction management services for certain construction projects. Land Corp. is to be paid a management fee by the Company for these services in an amount equal to 5.0% to 6.5% of the total gross contracted amount of the project. In fiscal 2003, 2002 and 2001, the Company paid $3,377, $1,884 and $645, respectively, for project management fees to Land Corp.

      The Company incurred management and other service costs of approximately $500, $500 and $551 to an affiliate of a stockholder during fiscal years 2003, 2002 and 2001, respectively.

      The Company has a revolving note receivable from KSL Land and its subsidiaries, which provides for advances of up to $35,000 as of October 31, 2003. Note receivable of $1,930 and $14,288 was outstanding as of October 31, 2003 and 2002, respectively. The Company recorded interest income of $598, $1,060 and $1,792 in 2003, 2002 and 2001, respectively, related to this note receivable. The unsecured revolving note receivable bears interest of LIBOR plus 2.50% and is payable at maturity in October 2005.

15.   ACQUISITIONS

      On December 22, 2000, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the Arizona Biltmore Resort & Spa (the "Property"), located in Phoenix, Arizona. The purchase price of the Property was $335,000 (excluding transaction costs of approximately $1,500 and a working capital purchase price adjustment of approximately $8,300). The Company financed the acquisition with cash and debt issued under its Amended and Restated Credit Agreement. As part of the purchase consideration, the Company assumed a mortgage of $59,423, secured by the Property. The acquisition was accounted for using the purchase method of accounting resulting in goodwill of $27,200. Accordingly, the operating results of the Biltmore have been included in the Company's consolidated financial statements since acquisition.

      On November 16, 2001, the Company, through a wholly owned subsidiary, acquired certain assets and assumed certain liabilities comprising the La Costa Resort and Spa, located in Carlsbad, California. The purchase price of La Costa was $120,000 (excluding transaction costs of approximately $4,600, membership liabilities of $7,100 and a positive working capital purchase price adjustment of $8,500). The acquisition was completed to further the Company's strategy of acquiring unique and irreplaceable resorts that would benefit significantly from the Company's operating strategy and was accounted for using the purchase method of accounting. Accordingly, the operating results of La Costa have been included in the Company's consolidated financial statements since acquisition. The Company financed the acquisition with existing cash and debt issued under its Amended and Restated Credit Agreement. Subsequent to October 31, 2003, the Company sold substantially all the assets and liabilities of La Costa (see
      Note 19).

      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of La Costa:

Current assets                                                        $   3,507
Property, plant and equipment                                            98,054
Intangible assets                                                        32,909
Other assets                                                                861
                                                                      ---------

Total assets acquired                                                   135,331
                                                                      ---------

Current liabilities                                                     (11,363)
Membership liabilities and obligations under capital leases              (7,955)
                                                                      ---------

Total liabilities assumed                                               (19,318)
                                                                      ---------

Net assets acquired                                                   $ 116,013
                                                                      =========

      The acquired intangible assets consisted of trade name of $17,192, management contract of $14,321 and club membership programs of $1,296 and are being amortized using the straight-line method over their useful life of 15 years.

      The Company's unaudited pro forma consolidated results of operations for the years ended October 31, 2003 and 2002, which assume the La Costa transaction occurred as of November 1, 2001, are not significantly different from the Company's historical consolidated results of operations given the acquisition date of La Costa.

16.   STOCK AWARDS AND INCENTIVE PLANS

      RESTRICTED SHARES AND DEFERRED CASH BONUS PLAN -- During fiscal 2002, the Company's Board of Directors approved the award of up to 7,143 restricted common shares of the Company (the "Restricted Shares") and appointed a committee (the "Stock Committee") to direct the issuance of the Restricted Shares to certain senior managers of the Company, its subsidiaries and affiliates (the "Affiliate Companies") in exchange for services to the Company and such entities. Subsequently, the Stock Committee granted 7,030 Restricted Shares to certain senior managers of the Company and the Affiliate Companies (the "Restricted Stock Grantees"). The 7,030 Restricted Shares were issued effective August 1, 2002 and fully vest on January 1, 2005 (or sooner upon change of control of the Company), pursuant to the terms and conditions of restricted stock agreements entered into between each of the Restricted Stock Grantees and the Company (collectively, the "Restricted Stock Agreements"). During fiscal 2003, the remaining 113 Restricted Shares were issued pursuant to the Restricted Stock Agreements.

      The Restricted Stock Agreements provide that the Restricted Stock Grantees have the right to require the Company to purchase up to 50% of their Restricted Shares, when they fully vest, at the fair market value of the Company's common stock as of that date. The Restricted Stock Agreements further provide that, if a Restricted Stock Grantee leaves the employ of the Company or Affiliate Company prior to the restricted shares vesting for any reason other than involuntary discharge by the Company or Affiliate Company without cause, such Restricted Stock Grantee will forfeit all of the Restricted Shares held by such Grantee and receive no payment thereon. The Restricted Stock Agreements further provide that, commencing January 1, 2005, the Company has the right to repurchase all of the Restricted Shares owned by a Restricted Stock Grantee for a stated price if (a) the Restricted Stock Grantee's employment is involuntarily terminated with cause, (b) the Restricted Stock Grantee terminates his or her employment other than by reason of death, disability or retirement on or after the age of 65, or (c) the Restricted Stock Grantee effects a transfer of Restricted Shares other than as permitted under the terms and conditions of the Restricted Stock Agreements.

      In addition, the Company's Board of Directors approved a deferred cash bonus plan authorizing the payment of up to $2,500 to certain employees of the Company. This plan authorizes the payment of specified amounts to each grantee who remains employed with the Company on January 1, 2005.

      Compensation expense related to the restricted stock awards plan, which is subject to variable accounting, and the deferred cash bonus plan are recorded over the related vesting periods based on the fair value of the underlying awards. Included in the payroll and benefits in the accompanying consolidated statements of operations is compensation expense of $5,500 and $2,124 for the years ended October 31, 2003 and 2002, respectively, related to such awards.

      STOCK OPTIONS -- The Company has a Stock Purchase and Option Plan (the "KSL Plan"), which provides for the issuance of up to 125,908 shares of common stock and common stock options of the Company to certain officers and key employees. The number of shares of common stock for this plan was increased to 135,501 during 2002. The Board of Directors determines the terms of each award and, unless terminated sooner, the KSL Plan will expire on June 30, 2005. As of October 31, 2003, 135,359 shares of the Company's common stock have been granted or purchased under the KSL Plan. The options allow optionees (the "Management Stockholder") to acquire shares of common stock at fair value on the date of grant and generally vest within three to five years from the date of grant (or sooner upon change of control of the Company).

      If an optionee exercises options under his or her stock option agreement, he or she is required to enter into a Common Stock Purchase Agreement with the Company. Each Common Stock Purchase Agreement provides the Management Stockholder with the right to require the Company to repurchase all of the Management Stockholder's shares and pay the Management Stockholder a stated price for cancellation of options based on certain circumstances and events, such as death, permanent disability and/or retirement. Each Common Stock Purchase Agreement also provides the Company with the right to repurchase all of the Management Stockholder's shares upon the occurrence of certain events. The repurchase price of the KSL Plan shares under the Common Stock Purchase Agreement depends upon the nature of the event that triggers the repurchase and whether such repurchase occurs at the election of the Management Stockholder or the Company. Generally, if the repurchase is at the Management Stockholder's election, the repurchase price per share will be the book value per share (as defined in the Common Stock Purchase Agreement) of stock or, if the stock is publicly traded, the market value per share of stock. Generally, if the repurchase is at the Company's election, the repurchase price per share will be the lesser of (a) the book value per share (as defined in the Common Stock Purchase Agreement) of stock (or if the stock is publicly traded, the market value per share) and (b) exercise price per share.

      The following table summarizes the Company's option transactions (weighted-average option fair value and exercise price are in whole dollars):

                                                                              WEIGHTED-
                                                                               AVERAGE
                                                                 NUMBER        OPTION
                                                                   OF         EXERCISE
                                                                 OPTIONS       PRICE
Outstanding at October 31, 2000 (47,407 options exercisable
  at a weighted-average exercise price of $500)                  108,564      $  1,184
  Repurchased                                                       (142)          500
  Granted (weighted-average fair value of $464)                    3,432         1,800
  Canceled                                                        (8,003)        1,764
                                                                --------

Outstanding at October 31, 2001 (71,254 options exercisable
  at a weighted-average exercise price of $882)                  103,851         1,150
  Granted (weighted-average fair value of $487)                   24,680         1,890
  Canceled                                                        (4,325)        1,688
                                                                --------

Outstanding at October 31, 2002 (83,212 options exercisable
  at a weighted-average exercise price of $1,007)                124,206         1,279
  Granted (weighted-average fair value of $416)                   11,981         1,890
  Canceled                                                          (828)        1,492
                                                                --------

Outstanding at October 31, 2003                                  135,359         1,332
                                                                ========

      At October 31, 2003, options to purchase 95,914 shares of the Company's common stock were exercisable, and options to purchase 142 shares were available for grant under the KSL Plan.

      The following table summarizes the KSL Plan stock options at October 31, 2003:

                               OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                  --------------------------------------------     -----------------------------
                     NUMBER           AVERAGE        WEIGHTED-         NUMBER          WEIGHTED-
                  OUTSTANDING AT      REMAINING       AVERAGE      EXERCISABLE AT       AVERAGE
   RANGE OF         OCTOBER 31,       CONTRACTUAL    EXERCISE        OCTOBER 31,       EXERCISE
EXERCISE PRICES        2003          LIFE (YEARS)      PRICE            2003            PRICE
   $   500            49,267              1.4        $   500           49,267          $   500
   $ 1,250             7,827              5.0        $ 1,250            6,518          $ 1,250
   $ 1,800            34,125              6.1        $ 1,800           33,282          $ 1,800
   $ 1,890            36,179              8.0        $ 1,890                           $ 1,890
   $ 2,000             7,961              5.0        $ 2,000            6,847          $ 2,000
                     -------                                          -------

$500 - $2,000        135,359                         $ 1,332           95,914          $ 1,109
                     =======                                          =======

17.   EMPLOYEE BENEFIT PLAN

      The Company maintains a defined contribution plan for eligible employees under the provisions of the Employee Retirement Income Security Act of 1974. Participants may contribute up to 15% of their pretax annual compensation, subject to certain federal limitations. Contributions by the Company are at the discretion of the Board of Directors. No discretionary contributions have been made by the Company during fiscal 2003, 2002 or 2001.

18.   DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

      As described in Note 1, the Company sold certain of its assets, net of related liabilities, comprising certain of its separate operating businesses during the year ended October 31, 2003. Accordingly, in accordance with SFAS No. 144, the assets and related liabilities have been classified as held for sale and the operating results of these businesses have been classified as discontinued operations. The consolidated financial statements for the years ended October 31, 2002 and 2001 have also been restated to classify the assets and related liabilities of these businesses as held for sale and the related operating results as a separate component in the consolidated statements of operations under the heading "discontinued operations."

      PENDING SALE OF LA COSTA AND IMPAIRMENT OF ASSETS HELD FOR SALE -- During September 2003, the Company's Board of Directors approved a plan to sell substantially all the assets and liabilities of La Costa to an entity affiliated with certain stockholders of the Company for a total consideration of approximately $73,000 (see Note 19). The sale price was based on the fair value of La Costa, determined after negotiation between the two parties and review of a third-party appraisal. The buyer also received a fairness opinion regarding the transaction from an investment bank. As of October 31, 2003, the net assets of La Costa have been written down to their fair value, which was lower than the historical carrying value. The write-down of these assets resulted in a pretax impairment charge of $19,000 recorded against La Costa's intangible assets and is included in losses from discontinued operations in the accompanying consolidated statement of operations.

      SALE OF GRAND TRAVERSE -- On March 31, 2003, the Company's Board of Directors completed the sale of the assets and related liabilities of Grand Traverse to an unaffiliated third party for a total consideration of $66,380. The transaction resulted in a pretax gain on sale of $28,514.

      SALE OF CLUBESSENTIAL -- During November 2002, the Company completed the sale of substantially all assets and liabilities of clubessential to unaffiliated third parties for total consideration of approximately $1,187. The transaction did not result in a material loss.

      The following table presents summary balance sheet information for the La Costa, Grand Traverse and clubessential net assets held for sale at October 31:

                                                            2003          2002
Current assets                                            $ 12,626      $ 16,213
Property and equipment and other assets                    140,501       177,546
                                                          --------      --------

Total assets                                               153,127       193,759
                                                          --------      --------

Current liabilities                                         13,534        14,147
Long-term debt and other long-term liabilities              71,287        65,053
                                                          --------      --------

Total liabilities                                           84,821        79,200
                                                          --------      --------

Net assets held for sale                                  $ 68,306      $114,559
                                                          ========      ========

      Key operating results from the discontinued operations of La Costa, Grand Traverse and clubessential were as follows for the years ended October 31:

                                                        2003          2002          2001
Revenues                                              $ 45,331      $ 77,747      $ 34,496
Operating expenses                                      54,847        80,708        41,093
Impairment of assets held for sale                      19,000
Losses before income taxes and minority interests      (38,668)       (8,086)      (11,820)
Net losses from discontinued operations                (23,819)       (6,077)       (6,336)

19.   SUBSEQUENT EVENTS

      During November 2003, the Company completed the sale of substantially all assets and liabilities of La Costa to an affiliated entity for a total consideration of approximately $73,000, which approximated their carrying value after recognition of an impairment loss (see Note 18). The transaction did not result in a material loss.

      On September 17, 2003, the Company's Board of Directors approved the engagement of an investment bank to market the Company and its assets. On February 12, 2004, the Company entered into an agreement for the sale of 100% of its outstanding common stock for approximately $1,366,000, excluding transaction costs, working capital adjustments and the assumption of the Company's debt.

                                   * * * * * *